UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of April, 2006

Commission File Number 001-32570

Entrée Gold Inc.

(Translation of registrant's name into English)

Suite 1201 - 1166 Alberni Street, Vancouver, BC V6E 3Z3

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F. Form 20-F [ ]     Form 40-F ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission fling on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.     Yes [ ]     No ☒

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-__________.

____________________________________________

NOTICE OF ANNUAL GENERAL MEETING

_____________________________________________

Notice is hereby given that the Annual General Meeting (the “Meeting”) of the shareholders of Entrée Gold Inc. (the “Company”) will be held on Thursday, May 18, 2005 at the Terminal City Club, 837 West Hastings Street, Vancouver, British Columbia, Canada, at the hour of 10:00 a.m. (local time in Vancouver, BC) for the following purposes:

1.	To receive the audited annual financial statements of the Company for its fiscal year ended December 31, 2005;
2.	To determine the number of directors at five;
3.	To elect directors for the ensuing year;
4.	To appoint Davidson & Company LLP, Chartered Accountants, as the Company’s auditor for the ensuing financial year and to authorize the directors to set the auditor’s remuneration;
5.	To approve the Company’s New Stock Option Plan; and
6.	To approve the transaction of such other business as may properly come before the Meeting.

Accompanying this Notice is an Information Circular and a form of Proxy.

Shareholders unable to attend the Meeting in person should read the notes to the enclosed Proxy and complete and return the Proxy to the Company’s Registrar and Transfer Agent within the time required by, and to the location set out in, the notes to the Proxy.

The enclosed Proxy is solicited by management of the Company and shareholders may amend it, if desired, by inserting in the space provided, the name of an individual designated to act as proxyholder at the Meeting.

DATED at Vancouver, British Columbia, this 13th day of April, 2006.

BY ORDER OF THE BOARD

“Gregory G. Crowe”

Gregory G. Crowe

President and Chief Executive Officer

INFORMATION CIRCULAR

for the

ANNUAL GENERAL MEETING

of

ENTRÉE GOLD INC.

to be held on

THURSDAY, MAY 18, 2006

INFORMATION CIRCULAR

ENTRÉE GOLD INC.

Suite 1201 - 1166 Alberni Street

Vancouver, British Columbia

Canada V6E 3Z3

Website: http://www.entreegold.com

(all information as at April 13, 2006 unless otherwise noted)

PERSONS MAKING THE SOLICITATION

This Information Circular is furnished in connection with the solicitation of proxies being made by the management of Entree Gold Inc. (the “Company”) for use at the Annual General Meeting of the Company’s shareholders (the “Meeting”) to be held on Thursday, May 18, 2006 at the time and place and for the purposes set forth in the accompanying Notice of Meeting. While it is expected that the solicitation will be made primarily by mail, proxies may be solicited personally or by telephone by directors, officers, employees and agents of the Company.

All costs of this solicitation will be borne by the Company.

APPOINTMENT OF PROXIES

The individuals named in the accompanying form of proxy (the “Proxy”) are directors or officers of the Company. A SHAREHOLDER WISHING TO APPOINT SOME OTHER PERSON (WHO NEED NOT BE A SHAREHOLDER) TO ATTEND AND ACT FOR THE SHAREHOLDER AND ON THE SHAREHOLDER’S BEHALF AT THE MEETING HAS THE RIGHT TO DO SO, EITHER BY INSERTING SUCH PERSON’S NAME IN THE BLANK SPACE PROVIDED IN THE PROXY AND STRIKING OUT THE TWO PRINTED NAMES, OR BY COMPLETING ANOTHER PROXY. A Proxy will not be valid unless it is completed, dated and signed and delivered to Pacific Corporate Trust Company, 3rd Floor - 510 Burrard Street, Vancouver, British Columbia, Canada V6C 3B9, not less than 48 hours (excluding Saturdays, Sundays and holidays) before the time for holding the Meeting, or is delivered to the chair of the Meeting prior to the commencement of the Meeting.

NON-REGISTERED HOLDERS

Only registered shareholders or duly appointed proxyholders are permitted to vote at the Meeting. Most shareholders of the Company are “non-registered” shareholders because the shares they own are not registered in their names but are instead registered in the name of the brokerage firm, bank or trust company through which they purchased the shares. More particularly, a person is not a registered shareholder in respect of shares which are held on behalf of the person (the “Non-Registered Holder”) but which are registered either: (a) in the name of an intermediary (an “Intermediary”) that the Non-Registered Holder deals with in respect of the shares (Intermediaries include, among others, banks, trust companies, securities dealers or brokers and trustees or administrators of self-administered RRSPs, RRIFs, RESPs and similar plans); or (b) in the name of a clearing agency (such as The Canadian Depository for Securities Limited (“CDS”)) of which the Intermediary is a participant. In accordance with the requirements of National Instrument 54-101 of the Canadian Securities Administrators, the Company has distributed copies of the Notice of Meeting, this Information Circular and the Proxy (collectively, the “Meeting Materials”) to the clearing agencies and Intermediaries for onward distribution to Non-Registered Holders.

Intermediaries are required to forward the Meeting Materials to Non-Registered Holders unless a Non-Registered Holder has waived the right to receive them. Very often, Intermediaries will use service companies to forward the

Meeting Materials to Non-Registered Holders. Generally, Non-Registered Holders who have not waived the right to receive Meeting Materials will either:

(a)

be given a Proxy which has already been signed by the Intermediary (typically by a facsimile, stamped signature), which is restricted as to the number of shares beneficially owned by the Non-Registered Holder but which is otherwise not completed. Because the Intermediary has already signed the Proxy, the Proxy is not required to be signed by the Non-Registered Holder. In this case, the Non-registered Holder who wishes to submit a Proxy should otherwise properly complete the Proxy and deliver it to Pacific Corporate Trust Company as provided above; or

(b)

more typically, be given a voting instruction form which is not signed by the Intermediary, and which, when properly completed and signed by the Non-Registered Holder and returned to the Intermediary or its service company, will constitute voting instructions (often called a “proxy authorization form”) which the Intermediary must follow. Typically, the proxy authorization form will consist of a one page pre-printed form. Sometimes, instead of the one page pre-printed form, the proxy authorization form will consist of a regular printed Proxy accompanied by a page of instructions, which contains a removable label containing a bar code and other information. In order for the Proxy to validly constitute a proxy authorization form, the Non-Registered Holder must remove the label from the instructions and affix it to the Proxy, properly complete and sign the Proxy and return it to the Intermediary or its service company in accordance with the instructions of the Intermediary or its service company.

In either case, the purpose of this procedure is to permit Non-Registered Holders to direct the voting of the shares that they beneficially own. Should a Non-Registered Holder who receives one of the above forms wish to vote at the Meeting in person, the Non-Registered Holder should strike out the names of the management proxyholders and insert the Non-Registered Holder’s name in the blank space provided. In either case, Non-Registered Holders should carefully follow the instructions of their Intermediary, including those regarding when and where the Proxy or proxy authorization form is to be delivered.

REVOCATION OF PROXIES

A shareholder who has given a Proxy may revoke it by an instrument in writing executed by the shareholder or by the shareholder’s attorney authorized in writing or, if the shareholder is a corporation, by a duly authorized officer or attorney of the corporation, and delivered either to the registered office of the Company, at 950 - 1055 West Georgia Street, Vancouver, British Columbia, Canada, V6E 3P3, at any time up to and including the last business day preceding the day of the Meeting or any adjournment of it, or to the chair of the Meeting on the day of the Meeting or any adjournment of it. Only registered shareholders have the right to revoke a Proxy. Non-Registered Holders who wish to change their vote must, at least seven days before the Meeting, arrange for their respective Intermediaries to revoke the Proxy on their behalf.

A revocation of a Proxy does not affect any matter on which a vote has been taken prior to the revocation.

EXERCISE OF DISCRETION

If the instructions in a Proxy are certain, the shares represented thereby will be voted on any poll by the persons named in the Proxy, and, where a choice with respect to any matter to be acted upon has been specified in the Proxy, the shares represented thereby will, on a poll, be voted or withheld from voting in accordance with the specifications so made.

Where no choice has been specified by the shareholder, such shares will, on a poll, be voted in accordance with the notes to the Proxy.

The enclosed Proxy, when properly completed and delivered and not revoked, confers discretionary authority upon the persons appointed proxyholders thereunder to vote with respect to any amendments or variations of matters identified in the Notice of Meeting and with respect to other matters which may properly come before the Meeting.

At the time of the printing of this Information Circular, management of the Company knows of no such amendment, variation or other matter which may be presented to the Meeting.

VOTING SECURITIES AND PRINCIPAL HOLDERS OF VOTING SECURITIES

As at the date hereof, the Company has issued and outstanding 70,653,926 fully paid and non-assessable common shares without par value, each share carrying the right to one vote. The Company has no other classes of voting securities.

Any shareholder of record at the close of business on April 13, 2006 who either personally attends the Meeting or who has completed and delivered a Proxy in the manner specified, subject to the provisions described above, will be entitled to vote or to have such shareholder’s shares voted at the Meeting.

To the best of the knowledge of the directors and executive officers of the Company, the only persons who, or corporations which, beneficially own, directly or indirectly, or exercise control or direction over, shares carrying more than 10% of the voting rights attached to all outstanding shares of the Company is:

Shareholder Name	Number of Shares	Percentage of Issued Shares
Ivanhoe Mines Ltd.	10,435,489	14.77%

EXECUTIVE COMPENSATION

Set out below are particulars of compensation paid to the following persons (the “Named Executive Officers”):

(a)	the Company’s chief executive officer (“CEO”);
(b)	the Company’s chief financial officer (“CFO”);
(c)

each of the Company’s three most highly compensated executive officers, other than the CEO and CFO, who were serving as executive officers at the end of the most recently completed financial year and whose total salary and bonus exceeds $150,000; and

(d)

any additional individuals for whom disclosure would have been provided under (c) but for the fact that the individual was not serving as an executive officer of the Company at the end of the most recently completed financial year.

As at December 31, 2005, the end of the most recently completed financial year of the Company, the Company had two Named Executive Officers, whose names and positions held within the Company are set out in the summary compensation table below.

Summary Compensation Table

The following table is a summary of compensation paid to the Named Executive Officers for each of the Company’s three most recently completed financial years.

		Annual Compensation			Long Term Compensation
					Awards		Payouts
Name and Principal Position of Named Executive Officer	Financial Year Ending	Salary	Bonus	Other Annual Compen-sation	Securities Under Options / SARs Granted	Shares or Units Subject to Resale Restrictions	LTIP Pay-Outs	All Other Compen- sation
Gregory G. Crowe President and CEO	2005 2004 2003(2) 2003(3)	$123,000 $103,333 $16,666(4) Nil	10,000(7) 10,000(6) Nil Nil	Nil Nil $43,750(1) $63,874(1)	250,000 350,000 100,000 525,000	Nil Nil Nil Nil	Nil Nil Nil Nil	Nil Nil Nil Nil
Hamish Malkin CFO(5)	2005 2004 2003(2) 2003(3)	Nil Nil Nil Nil	Nil Nil Nil Nil	$49,050 $30,000 $15,000 Nil	125,000 100,000 25,000 75,000	Nil Nil Nil Nil	Nil Nil Nil Nil	Nil Nil Nil Nil
(1)	These monies were paid pursuant to a consulting agreement, which was superseded by an employment agreement effective November 1, 2003.
(2)	The Company changed its financial year end to December 31, from April 30 effective December 31, 2003. This is for the eight months period ended December 31, 2003.
(3)	The Company changed its financial year end to December 31, from April 30 effective December 31, 2003. The year end represented here concluded April 30.
(4)	Mr. Crowe’s salary is for the last two months of the financial year ended December 31, 2003. Prior to November 2003, Mr. Crowe provided services under a consulting agreement with the Company.
(5)	Mr. Hamish Malkin was appointed CFO on July 16, 2003. His compensation is paid pursuant to a consulting agreement.
(6)	Mr. Crowe was paid a bonus in 2005 for performance in FY2004.
(7)	Mr. Crowe was paid a bonus in 2006 for performance in FY2005.

Long-Term Incentive Plans - Awards in Most Recently Completed Financial Year

The Company has no Long-Term Incentive Plan in place and therefore there were no awards made under any long-term incentive plan to the Named Executive Officers during the Company’s most recently completed financial year. A “Long-Term Incentive Plan” is a plan providing compensation intended to motivate performance over a period of greater than one financial year, other than a plan for options, SARs (stock appreciation rights) or compensation through shares or units that are subject to restrictions on resale.

Options/SAR Grants During the Most Recently Completed Financial Year

During the most recently completed financial year, the following incentive stock options were granted to the Named Executive Officers. No SARs (stock appreciation rights) were granted during this period.

Name	Date of Grant	Securities Under Options Granted (#)	% of Total Options Granted to Employees in Financial Year	Exercise or Base Price ($/Security)	Market Value of Securities Underlying Options on the Date of Grant ($/Security) (1)	Expiration Date
Gregory G. Crowe	June 9, 2005	250,000	7.49%	$1.75	$1.75	June 9, 2010
Hamish Malkin	June 9, 2005	125,000	3.74%	$1.75	$1.75	June 9, 2010
(1)	Calculated as the closing price of the Company’s shares on the TSX Venture Exchange on the date of grant.

Aggregated Option/SAR Exercises During the Most Recently Completed Financial Year and Financial Year End Option/SAR Values

The following table sets out incentive stock options exercised by the Named Executive Officers during the most recently completed financial year, as well as the financial year end value of stock options held by the Named Executive Officers. During this period, no outstanding SARs were held by the Named Executive Officers.

Name	Securities Acquired on Exercise (#)	Aggregate Value Realized ($) (1)	Unexercised Options at Financial Year-End Exercisable / Unexercisable (#)	Value of Unexercised In-the-Money Options at Financial Year-End ($) Exercisable / Unexercisable (2)
Gregory G. Crowe	Nil	Nil	1,225,000 / Nil	$1,211,500 / Nil
Hamish Malkin	Nil	Nil	325,000 / Nil	$395,250 / Nil
(1)	Based on the difference between the option exercise price and the closing market price of the Company’s shares on the date of exercise.
(2)

In-the-Money Options are those where the market value of the underlying securities as at the most recent financial year end exceeds the option exercise price. The closing market price of the Company’s shares as at December 31, 2005 was $1.73.

Option and SAR Repricings

There were no options or freestanding SARs held by the Named Executive Officers that were repriced downward during the most recently completed financial year of the Company.

Defined Benefit or Actuarial Plan Disclosure

The Company does not have a defined benefit/actuarial plan, under which benefits are determined primarily by final compensation and years of service of the Company’s officers and key employees.

Performance Graph

The following chart compares the total cumulative shareholder return for $100 invested in common shares of the Company beginning on December 31, 2002 with the cumulative total return of the TSX Venture Exchange, S&P/TSX Venture Composite Index for the four most recently completed financial years of the Company.

Entree Gold Inc.

Comparison of Four Year Total Common Shareholders’ Return

(as at December 31st of each year)

	2002	2003	2004	2005
ETG	$0.43	$1.70	$1.45	$1.73
S&P/TSX-V INDEX	1,074.08	1,751.28	1,825.47	2,236.55

Termination of Employment, Change in Responsibilities and Employment Contracts

The following employment contracts exist between the Company and the Named Executive Officers.

The Company employs Mr. Crowe as President and CEO under an employment agreement dated November 1, 2003. The agreement is for an initial term of two years, and is subject to automatic renewal for additional two year periods, unless notice is provided by the Company six months in advance of the end of the term. Under the agreement, Mr. Crowe was entitled originally to a salary of $8,250 per month. In accordance with the agreement, Mr. Crowe’s salary is subject to review by the board of directors (the “Board”) annually. Consequently, on November 1, 2005, Mr. Crowe’s salary was reviewed and increased to $11,500 per month. Based on a review of compensation by peer companies, Mr. Crowe’s salary was increased to $13,333 per month effective April 1, 2006.

Mr. Crowe is required to provide the Company with one month’s prior written notice in the event he wishes to resign. The Company may terminate Mr. Crowe’s employment at any time without cause by providing him with a lump sum payment equal to one year’s salary and by causing any stock options awarded to Mr. Crowe, which have not yet vested, to vest immediately. Mr. Crowe will be entitled to the same lump sum amount and immediate vesting of stock options in the event he elects to terminate his employment within 90 days following a change of control or as a result of conditions that amount to constructive dismissal.

No other employment contracts exist between the Company and the Named Executive Officers. Except as disclosed above, there is no compensatory plan, contract or arrangement where a Named Executive Officer is entitled to receive more than $100,000 from the Company, including periodic payments or instalments, in the event of the resignation, retirement or other termination of employment, a change of control of the Company or a change in the Named Executive Officer’s responsibilities following a change in control.

Compensation of Directors

Compensation for the Named Executive Officers has already been disclosed above. No cash compensation was paid to any director of the Company for the director’s services as a director during the financial year ended December 31, 2005 save for Lindsay R. Bottomer, a director of the Company, who was paid $42,208.25 for geological technical consulting services and services as Vice President, Corporate Development rendered to the Company.

As at December 31, 2005, the Company had no standard arrangement pursuant to which directors were compensated by the Company for their services in their capacity as directors except for the granting from time to time of incentive stock options in accordance with the policies of the TSX Venture Exchange. During the most recently completed financial year, the Company granted incentive stock options to purchase an aggregate 1,000,000 common shares to directors (excluding grants made to the Named Executive Officers). On April 1, 2006, the Company initiated compensation for independent directors.

SECURITIES AUTHORIZED FOR ISSUANCE UNDER EQUITY COMPENSATION PLANS

The following table sets out information as of the end of the Company’s most recently completed financial year with respect to compensation plans under which equity securities of the Company are authorized for issuance.

Plan Category	Number of securities to be issued upon exercise of outstanding options, warrants and rights (a)	Weighted-average exercise price of outstanding options, warrants and rights (b)	Number of securities remaining available for future issuances under equity compensation plans (excluding securities reflected in column (a)) (c)
Equity compensation plans approved by securityholders	8,483,000	$1.28	921,613
Equity compensation plans not approved by securityholders	Nil	N/A	Nil
Total	8,483,000	$1.28	921,613

MANAGEMENT CONTRACTS

The Company entered into a Consulting Agreement dated January 1, 2005 with Hamish Malkin, pursuant to which Mr. Malkin will provide part-time services to the Company in the capacity of its CFO and Corporate Secretary, for a term of one year, subject to earlier termination. The agreement provides for automatic renewal for a further one-year term and thereafter for further one-year extensions by mutual agreement.

The agreement requires Mr. Malkin to dedicate up to 50% of his time to the affairs of the Company on an as-needed basis, to give the Company’s business priority over the business of his other clients and business interests, and not to engage, without the prior written consent of the Company, in any business activity or enterprise that is directly competitive with the Company. Mr. Malkin will receive $3,000 per month as compensation for his services and the Company may grant him, at the discretion of the Board, incentive stock options. The agreement also provides for payment of two months’ salary should Mr. Malkin become disabled or incapacitated to such an extent that he is unable to perform his regular duties.

In the event Mr. Malkin breaches the agreement or acts in a manner that would constitute cause for dismissal, Mr. Malkin’s employment may be terminated with two months’ notice or payment in lieu of notice. In the event of a change of control or constructive dismissal (as defined in the agreement) pursuant to a change of control, the Company shall pay Mr. Malkin a lump sum equivalent to twelve months of remuneration.

By letter dated July 1, 2005, the Company increased Mr. Malkin’s remuneration to $3,750 per month. By letter dated April 1, 2006, the Company increased Mr. Malkin’s remuneration to $4,500 per month.

Except as disclosed above, management functions of the Company are substantially performed by directors or senior officers of the Company and not, to any substantial degree, by any other person with whom the Company has contracted.

INTEREST OF INFORMED PERSONS IN MATERIAL TRANSACTIONS

Except as disclosed herein, since the commencement of the Company’s most recently completed financial year, no informed person of the Company, nominee for director or any associate or affiliate of an informed person or nominee, had any material interest, direct or indirect, in any transaction or any proposed transaction which has materially affected or would materially affect the Company or any of its subsidiaries. An “informed person” means: (a) a director of executive officer of the Company; (b) a director or executive officer of a person or company that is itself an informed person or subsidiary of the Company; (c) any person or company who beneficially owns, directly or indirectly, voting securities of the Company or who exercises control or direction over voting securities of the Company or a combination of both carrying more than 10% of the voting rights other than voting securities held by the person or company as underwriter in the course of a distribution; and (d) the Company itself, if and for so long as it has purchased, redeemed or otherwise acquired any of its shares.

INTEREST OF CERTAIN PERSONS IN MATTERS TO BE ACTED UPON

Except as disclosed herein, no Person has any material interest, direct or indirect, by way of beneficial ownership of securities or otherwise, in matters to be acted upon at the Meeting other than the election of directors or the appointment of auditors. For the purpose of this paragraph, “Person” shall include each person or company: (a) who has been a director or executive officer of the Company at any time since the commencement of the Company’s last financial year; (b) who is a proposed nominee for election as a director of the Company; or (c) who is an associate or affiliate of a person or company included in subparagraphs (a) or (b).

NUMBER OF DIRECTORS

Management of the Company is seeking shareholder approval of an ordinary resolution setting the number of directors of the Company at five for the ensuing year.

ELECTION OF DIRECTORS

The term of office of each of the present directors expires at the Meeting. The persons named below will be presented for election at the Meeting as management’s nominees. Management does not contemplate that any of these nominees will be unable to serve as a director. Each director elected will hold office until the next annual general meeting of the Company or until his or her successor is elected or appointed, unless his or her office is earlier vacated in accordance with the Articles of the Company or with the provisions of the Business Corporations Act (British Columbia) (“Business Corporations Act”).

The following table sets out the names of the nominees for election as directors, the province or state and country in which each is ordinarily resident, the period or periods during which each has served as a director, the first and last positions held in the Company, their present principal occupations and the number of common shares of the Company or any of its subsidiaries beneficially owned by each, directly or indirectly, or over which control or direction is exercised, as at the date hereof.

Name , Present Position(s) with the Company (1) and Place of Residence (3)	Principal Occupation (2) (3)	Date(s) Served as a Director Since	Ownership or Control Over Voting Shares Held (3)
Mark H. Bailey(4) (5) (6) (7) Director Washington, United States of America	Business Executive; President and Chief Executive Officer of Minefinders Corporation Ltd. since 1995; President of Mark H. Bailey & Associates, Consulting Geologists.	June 28, 2002	372,500
Lindsay R. Bottomer(6) VP, Corporate Development and Director British Columbia, Canada	Business Executive and Professional Geologist; Vice-President, Corporate Development of Entrée Gold Inc. from November 2005 to present; President of Southern Rio Resources Ltd. from July 2001 to November 2005.	June 28, 2002	245,000

Gregory G. Crowe (6) President, CEO and Director British Columbia, Canada	President and CEO of Entrée Gold Inc. from 2002 to present.	July 3, 2002	1,085,000
James L. Harris(4) (5) (7) Chairman and Director British Columbia, Canada	Lawyer.	January 29, 2003	330,000
Peter G. Meredith(4) (5) (7) Director British Columbia, Canada	Chief Financial Officer of Ivanhoe Capital Corporation since June 1999; Chief Financial Officer of Ivanhoe Mines Ltd. from June 1999 to November 2001 and from May 2004 to present.	November 24, 2004	Nil
(1)	For the purposes of disclosing positions held in the Company, “Company” includes the Company and any parent or subsidiary thereof.
(2)	Unless otherwise stated above, any nominees named above not elected at the last annual general meeting have held the principal occupation or employment indicated for at least five years.
(3)

The information as to country of residence, principal occupation and number of shares beneficially owned by the nominees (directly or indirectly or over which control or direction is exercised) is not within the knowledge of the management of the Company and has been furnished by the respective nominees.

(4)	Members of the Company’s Audit Committee.
(5)	Members of the Company’s Compensation Committee.
(6)	Members of the Company’s Technical Committee.
(7)	Members of the Company’s Nomination Committee.

To the best of management’s knowledge, no proposed director, save for Mr. Gregory G. Crowe, is or has been within the last 10 years, a director or executive officer of any company that, while that person was acting in that capacity:

(a)	was the subject of a cease trade or similar order or an order that denied the relevant company access to any exemption under securities legislation, for a period of more than 30 consecutive days;
(b)

was subject to an event that resulted, after the director or executive officer ceased to be a director or executive officer, in the company being the subject of a cease trade or similar order or an order that denied the relevant company access to any exemption under securities legislation, for a period of more than 30 consecutive days; or

(c)

or within a year of that person ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets.

Mr. Gregory G. Crowe was a director of Yuma Copper Corp. (“Yuma”), an inactive company which was listed on the Vancouver Stock Exchange (as it then was). On January 2, 1998, the BC Securities Commission issued a cease trade order against Yuma for failure to file financial statements. The cease trade order remains outstanding.

To the best of management’s knowledge, no proposed director has, within the 10 years before the date of this Information Circular, become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or become subject to or instituted any proceedings, arrangement or compromise with creditors, or had a receiver, receiver manager or trustee appointed to hold the assets of the proposed director.

INDEBTEDNESS OF DIRECTORS, EXECUTIVE AND SENIOR OFFICERS

As at the date of this Information Circular, no executive officer, director, employee or former executive officer, director or employee of the Company or any of its subsidiaries is indebted to the Company, or any of its subsidiaries, nor are any of these individuals indebted to another entity which indebtedness is the subject of a guarantee, support agreement, letter of credit or other similar arrangement or understanding provided by the Company, or any of its subsidiaries.

CORPORATE GOVERNANCE DISCLOSURE

National Instrument 58-101 - Disclosure of Corporate Governance Practices (“NI 58-101”) requires each reporting issuer to disclose its corporate governance practices on an annual basis. The Company’s approach to corporate governance is set forth below.

Board of Directors

Section 1.4 of Multilateral Instrument 52-110 - Audit Committees (“MI 52-110”) sets out the standard for director independence. Under MI 52-110, a director is independent if he has no direct or indirect material relationship with the Company. A material relationship is a relationship which could, in the view of the Board, be reasonably expected to interfere with the exercise of a director’s independent judgment. MI 52-110 also sets out certain situations where a director will automatically be considered to have a material relationship with the Company.

Applying the definition set out in section 1.4 of MI 52-110, three of the five members of the Board are independent. The members who are independent are Mark H. Bailey, James L. Harris and Peter G. Meredith. Gregory G. Crowe and Lindsay R. Bottomer are not independent by virtue of the fact that they are executive officers of the Company.

In addition to their positions on the Board, the following directors also serve as directors of the following reporting issuers or reporting issuer equivalent(s):

Name of Director	Reporting Issuer(s) or Equivalent(s)
Mark H. Bailey	Minefinders Corporation Ltd., Northern Lion Gold Corp. and Dynasty Metals & Mining Inc.
Lindsay R. Bottomer	Silver Quest Resources Ltd., Strategem Capital Corp., Amera Resources Corp. Titan Uranium Inc., Centrasia Mining Corp. and Yale Resources Ltd.
Gregory G. Crowe	Acrex Ventures Ltd., Centrasia Mining, Corp. and American Goldfields Ltd.
Peter G. Meredith	Ivanhoe Mines Ltd., Asia Gold Corp., Jinshan Gold Mines Inc., Olympus Pacific Minerals Inc. and Great Canadian Gaming Corporation.

On occasions where it is considered advisable, the Company’s independent directors hold meetings at which non-independent directors and members of management are not in attendance. Since the beginning of the Company’s most recently completed financial year, the independent directors have held three meetings.

James L. Harris, an independent director, serves as Chairman of the Board, and is responsible for ensuring that the Board discharges its responsibilities in an effective manner and that the Board understands the boundaries between Board and management responsibilities. The Board has developed a written position description for the Chairman in order to delineate the Chairman’s role and responsibilities. The Chairman of the Board is primarily responsible for leading the Board in the performance of its duties and ensuring the Board’s agenda will enable it to successfully carry out its duties. More specifically, the Chairman of the Board is responsible for:

(a)	monitoring and reporting to the Board regarding the effectiveness of the Board, as well as individual members, in discharging its and their responsibilities;
(b)	in consultation with the President and CEO and, where appropriate, with other Board members, determining Board and shareholder calendars and agendas;
(c)	leading the Board's periodic assessment of the job done by the CEO and his management team;
(d)	taking the lead in the Company’s adherence to the highest standards of corporate governance;

(e)	facilitating an open flow of information between management and the Board; and
(f)	presiding at meetings of the Board and the shareholders.

Since the beginning of the Company’s most recently completed financial year, there have been four Board meetings, three of which Mark H. Bailey has attended, four of which Lindsay R. Bottomer has attended, four of which Gregory G. Crowe has attended, four of which James L. Harris has attended and three of which Peter G. Meredith has attended.

Board Mandate

The Board does not have a written mandate. However, it is required to supervise the management of the business and affairs of the Company and to act with a view to the best interests of the Company. The Board actively oversees the development, adoption and implementation of the Company’s strategies and plans. The Board’s responsibilities include:

•	the Company’s strategic planning process,
•	the identification of the principal risks of the Company’s business and ensuring the implementation of appropriate systems to manage risk,
•	the Company’s succession planning, including appointing, training and monitoring senior management,
•	the Company’s major business development initiatives,
•	the integrity of the Company’s internal control and management information systems,
•	the Company’s policies for communicating with shareholders and others, and
•	the general review of the Company’s results of operations.

The Board considers that certain decisions are sufficiently important that management should seek prior approval of the Board. Such decisions include:

•	approval of the annual capital budget and any material changes to the operating budget,
•	approval of the Company’s business plan,
•	acquisition of, or investments in new business,
•	changes in the nature of the Company’s business,
•	changes in senior management, and
•	all matters as required under the Business Corporations Act.

Position Description for CEO

The Board does not have a written position description for the CEO, but considers the CEO to be primarily responsible for carrying out all strategic plans and policies as established by the Board. The CEO reports to the Board and advises and makes recommendations to the Board. The CEO facilitates communication between the Board and other members of management and employees, and between the Company and its shareholders.

Orientation and Continuing Education

Board turnover is relatively rare. As a result, the Board provides ad hoc orientation for new directors.

On occasions where it is considered advisable, the Board will provide directors with information regarding topics of general interest, such as fiduciary duties and continuous disclosure obligations. The Board also ensures that each director is up-to-date with current information regarding the business of the Company, the role the director is expected to fulfil and basic procedures and operations of the Board. Board members are also given access to management and other employees and advisors, who can answer any questions that may arise.

Ethical Business Conduct

The Board has adopted a written code of conduct for its directors, officers and employees. Interested shareholders may obtain a copy from www.sedar.com. The Board administers and monitors compliance with the code, reviews any disclosure of a conflict of interest or potential conflict of interest made by a director, officer or employee, and evaluates findings and recommendations.

If a director is in a conflict of interest or potential conflict of interest as a result of a proposed contract, that director may not participate in or be permitted to hear the discussion of the matter at any meeting of directors except to disclose material facts and respond to questions. The director will not be counted in determining the presence of a quorum for purposes of the vote and will not vote on any resolution to approve the proposed contract or be present in the meeting room when the vote is taken.

Directors are also required to comply with the relevant provisions of the Business Corporations Act regarding conflicts of interest.

Board Committees

The Board has four committees, namely the Audit Committee, the Compensation Committee, the Nominating Committee and the Technical Committee. Their mandates and memberships are outlined below.

Audit Committee

The Audit Committee meets with the CEO and CFO of the Company and the independent auditors to review and inquire into matters affecting financial reporting matters, the system of internal accounting and financial controls and procedures and the audit procedures and audit plans. The Audit Committee also recommends to the Board the auditors to be appointed. In addition, the Audit Committee reviews and recommends to the Board for approval the annual financial statements, the annual report and certain other documents required by regulatory authorities. During the most recently completed financial year, the Audit Committee met three times and was composed of Mark H. Bailey, James L. Harris and Peter G. Meredith (chair), all of whom are independent and financially literate as such terms are defined in MI 52-110.

The Board has not developed a written position description for the chair of the Audit Committee, but considers the chair to be primarily responsible for setting the tone for the committee work, ensuring that members have the information needed to do their jobs, overseeing the logistics of the committee’s operations, reporting to the Board on the committee’s decisions and recommendations, setting the agenda and running the meetings of the committee.

The Company’s annual information form dated March 23, 2006 (the “AIF”), which has been filed on SEDAR, contains additional disclosure regarding the Audit Committee. Please refer to the section of the AIF entitled “Committees of the Board” for further information.

Compensation Committee

The Compensation Committee is responsible for reviewing and approving corporate goals and objectives relevant to the CEO’s compensation, evaluating the CEO’s performance in light of those goals and objectives and making recommendations to the Board with respect to the CEO’s compensation level based on this evaluation. The Compensation Committee also makes recommendations to the Board with respect to non-CEO officer and director compensation, incentive-compensation plans and equity-based plans. The Compensation Committee reviews executive compensation disclosure before the Company publicly discloses the information. Compensation matters may also be reviewed and approved by the entire Board.

During the most recently completed financial year, the Compensation Committee held no meetings and was composed of Mark H. Bailey (chair), James L. Harris and Peter G. Meredith, all of whom are independent directors.

While the Compensation Committee has the authority to retain compensation consultants to advise the committee, no such consultants were retained since the beginning of the Company’s most recently completed financial year.

The Board has not developed a written position description for the chair of the Compensation Committee, but considers the chair to be primarily responsible for setting the tone for the committee work, ensuring that members have the information needed to do their jobs, overseeing the logistics of the committee’s operations, reporting to the Board on the committee’s decisions and recommendations, setting the agenda and running the meetings of the committee.

Nominating Committee

The Board has a Nominating Committee, which is composed of Mark H. Bailey, James L. Harris (chair) and Peter G. Meredith, all of whom are independent directors. The Nominating Committee is responsible for providing advice and input to assist the Board in developing a process for considering what competencies and skills the Board should possess and what competencies and skills each existing director possesses. The Nominating Committee also assists the Board with its periodic review of the appropriate size of the Board, with a view to facilitating effective decision-making. The Nominating Committee is also responsible for analyzing the needs of the Board when vacancies arise and identifying and proposing new nominees who have the necessary competencies and characteristics to meet such needs.

The Board has not developed a written position description for the chair of the Nominating Committee, but considers the chair to be primarily responsible for setting the tone for the committee work, ensuring that members have the information needed to do their jobs, overseeing the logistics of the committee’s operations, reporting to the Board on the committee’s decisions and recommendations, setting the agenda and running the meetings of the committee.

Technical Committee

The Technical Committee consists of Mark H. Bailey, Lindsay Bottomer and Gregory G. Crowe, each of whom is a professional geologist. Neither Mr. Crowe, the President and CEO of the Company, nor Mr. Bottomer, the Vice-President, Corporate Development of the Company, is an independent director.

The mandate of the Technical Committee is to exercise all the powers of the Board (except those powers specifically reserved by law to the Board itself) during intervals between meetings of the Board pertaining to the Company’s mining properties, programs, budgets, and other related activities and the administration thereof.

Report on Executive Compensation

The Compensation Committee has no formal compensation policy. However executive officers are compensated in a manner consistent with their respective contributions to the overall benefit of the Company.

Executive compensation is based on a combination of factors, including a comparative review of information provided to the Compensation Committee by compensation consultants, recruitment agencies and auditors as well as historical precedent.

The foregoing criteria is used to assess the appropriate compensation level for the Company’s CEO.

Assessment

The entire Board is responsible for assessing the effectiveness of the Board, its members and the committees of the Board, in consultation with the Chairman of the Board and the chair of each committee.

APPOINTMENT AND REMUNERATION OF AUDITOR

Shareholders will be asked to approve the appointment of Davidson & Company LLP, Chartered Accountants, as the auditor of the Company to hold office until the next annual general meeting of the shareholders at a remuneration to be fixed by the directors. The auditor was first appointed on July 31, 1997.

PARTICULARS OF MATTERS TO BE ACTED UPON

New Stock Option Plan

The Company has a “fixed” ceiling incentive stock option plan dated August 16, 2002, as amended (the “Plan”). Under the Plan, 10,176,613 common shares are available for purchase upon the exercise of options awarded under the Plan. This represents 14.40% of the Company’s current outstanding capital. There are 7,713,000 options (which represents 10.92% of the Company’s current outstanding capital) as yet unexercised, 1,787,000 options which were awarded and exercised (which represents 2.53% of the Company’s current outstanding capital) and 676,613 shares (which represents 0.96% of the Company’s current outstanding capital) available for future awards of options as of the date of this Information Circular.

The directors of the Company have resolved to replace the Plan with a new “fixed” ceiling incentive stock option plan dated May 18, 2006 (the “New Plan”). The New Plan will comply with all Toronto Stock Exchange (“TSX”) regulatory requirements, which are now applicable to the Company. Under the New Plan, 9,888,000 common shares are available for purchase upon the exercise of options, including options awarded under the Plan and outstanding on the date of the Meeting. This number represents 14.00% of the Company’s outstanding capital as of the record date (11.48% on a fully diluted basis), and represents a small reduction in the 10,176,613 common shares previously approved for issuance under the Plan. Based on the number of options currently outstanding under the Plan, 2,150,000 common shares, which includes a replenishment of 1,762,000 common shares issued previously upon the exercise of options under the Plan, will be available for future option awards under the New Plan, which represents 3.04% of the Company’s outstanding capital as of the record date.

The New Plan is subject to approval by the Company’s shareholders at the Meeting and final TSX approval. The options currently outstanding under the Plan will be governed by and will be deemed to have been awarded under the New Plan. A copy of the New Plan will be available at the Meeting for review by the shareholders. In addition, upon request, shareholders may obtain a copy of the New Plan from the Company prior to the Meeting.

Summary

The following is a summary of the principal terms of the New Plan.

The New Plan provides that stock options may be granted to directors, officers, employees and Consultants (as defined in National Instrument 45-106) of the Company and any of its affiliates, and to consultant companies.

The New Plan provides that it is solely within the discretion of the Board to determine who should receive stock options and in what amounts. The Board may issue a majority of the options to insiders of the Company.

The exercise price of an option will be as set forth in the option certificate issued in respect of such option and in any event will not be less than the market value of the Company’s common shares as of the date of the award of the option (the “Award Date”). The market value of the Company’s shares for a particular Award Date would typically be the closing trading price of the Company’s shares on the last trading day immediately preceding the Award Date. Notwithstanding the foregoing, in no case will the market value be less than the minimum prescribed by the TSX as would apply to the Award Date in question.

The expiry date of each option is fixed by the Board at the time the option is awarded, provided that no option may have a term of greater than ten years. Typically, the Board awards options with five-year terms. In the event an option holder ceases to be a director, officer, employee or consultant of the Company other than by reason of death, his or her vested options will expire on the earlier of the expiry date fixed by the Board (the “Fixed Expiry Date”)

and the 90th day following termination of his or her relationship with the Company. Vested options will expire immediately in the event a relationship with a director, officer, employee or agent is terminated for cause. In the event of the death of an option holder, his or her vested options will expire six months after the date of death, or on the Fixed Expiry Date, whichever is earlier. In all cases, unvested options will expire immediately upon the termination of the option holder’s relationship with the Company.

The Board may attach other terms and conditions to the award of a particular option, including a provision that a portion or portions of the option will vest after certain periods of time or upon the occurrence of certain events.

An option may not be assigned or transferred, except that it will be exercisable by the personal representative of the option holder in the event of the option holder’s death or incapacity. The Company will not provide financial assistance to option holders to assist them in exercising their options.

The Board may from time to time, by the approval of a majority of the directors, make any amendments or changes to the Plan, fundamental or otherwise, that the Board sees fit in its sole discretion including, without limitation, the following fundamental changes:

(a)	any change to the Eligible Persons which would have the potential of broadening or increasing insider participation;
(b)	the addition of any form of financial assistance;
(c)	any amendment to a financial assistance provision which is more favourable to Eligible Persons;
(d)	the addition of a cashless exercise feature, payable in cash or securities which does not provide for a full deduction of the number of underlying securities from the Plan reserve; and
(e)	the addition of a deferred or restricted share unit or any other provision which results in Eligible Persons receiving securities while no cash consideration is received by the Company.

No shareholder approval shall be required to make any amendments or changes to the Plan, fundamental or otherwise, other than an increase in the New Plan ceiling, unless specifically required by the TSX. The Board may also from time to time retrospectively amend the New Plan and the terms and conditions of any option awarded thereunder, subject to the approval of the TSX, the option holder and, to the extent required by the TSX, the Company’s shareholders.

Regulatory Requirements

The TSX requires the Company to obtain shareholder approval of the New Plan as it constitutes a security based compensation arrangement. Insiders of the Company entitled to receive a benefit under the New Plan are not eligible to vote their securities in respect of the approval of the New Plan unless the securities issued and issuable to insiders of the Company under the New Plan, or when combined with all of the Company’s other security based compensation arrangements, could not exceed 10% of the Company’s total issued and outstanding securities. Insiders of the Company will participate in the New Plan. It is possible that the New Plan could result in the securities issued or issuable to insiders of the Company exceeding 10% of the Company’s total issued and outstanding securities. Accordingly, insiders of the Company entitled to receive a benefit under the New Plan may not vote their securities in respect of the approval of the New Plan.

Shareholder Approval

As described above, the New Plan must be approved by shareholders of the Company, excluding insiders of the Company entitled to receive a benefit under the New Plan (“disinterested shareholders”). The Company is asking disinterested shareholders to vote affirmatively on the following resolutions to approve the New Plan at the Meeting:

“RESOLVED THAT:

1.	the Company’s stock option plan dated May 18, 2006 (the “New Plan”), pursuant to which up to 9,888,000 common shares may be purchased upon the exercise of options, be approved;
2.

the Company’s stock option plan dated August 16, 2002 as amended (the “Plan”) be terminated, and all of the stock options outstanding under the Plan as at May 18, 2006 (the “Outstanding Options”) be governed by and be deemed to have been awarded under the New Plan;

3.

the board of directors be authorized to grant options under and subject to the terms and conditions of the New Plan which, together with the Outstanding Options and the replenishment of 1,762,000 common shares issued previously upon the exercise of options under the Plan, will entitle option holders to purchase up to a maximum of 9,888,000 common shares of the Company;

4.

the board of directors, by resolution, be authorized to make such amendments to the New Plan, from time to time, as may, in its discretion, be considered appropriate, provided always that such amendments be subject to the approval of the Toronto Stock Exchange; and

5.

any one or more of the directors or senior officers of the Company be authorized and directed to perform all such acts, deeds and things and execute, under the seal of the Company, or otherwise, all such documents and other writings, including treasury orders, as may be required to give effect to the true intent of these resolutions.”

To the best of the Company’s knowledge, insiders entitled to receive a benefit under the New Plan own a total of 2,063,500 common shares of the Company and, for the purposes of this resolution, exercise voting control over a further 10,435,489 shares as of the record date. Therefore, the total number of common shares held by “disinterested shareholders” is 58,154,937 common shares.

ADDITIONAL INFORMATION

Additional information relating to the Company can be found on the SEDAR and EDGAR websites at www.sedar.com and www.sec.gov under “Entrée Gold Inc.”

Financial information is provided in the Company’s comparative financial statements and MD&A for its most recently completed financial year. Shareholders may request copies of the Company’s financial statements and MD&A by contacting Mona Forster at 604.687.4777.

OTHER BUSINESS

Management is not aware of any matters to come before the Meeting other than those set forth in the Notice of Meeting. If any other matter properly comes before the Meeting, it is the intention of the persons named in the Proxy to vote the shares represented thereby in accordance with their best judgment on such matter.

APPROVALS AND SIGNATURE

The contents of this Information Circular and the sending of it to each shareholder entitled to receive notice of the Annual General Meeting, to each director of the Company, to the auditor of the Company, and to the appropriate governmental agencies, have been approved by the Company’s Board.

ON BEHALF OF THE BOARD
“Gregory G. Crowe”

Gregory G. Crowe

President and CEO

Financial Statement Request Form

In accordance with the rules of National Instrument 51-102 "Continuous Disclosure Obligations", effective March 30, 2004, a reporting issuer must send annually a request form to the registered holders and to the beneficial owners of its securities, that the registered holders and beneficial owners may use to request a copy of the reporting issuer's annual financial statements and Management Discussion & Analysis ("MD&A"), the interim financial statements and MD&A, or both. Please complete the form below if you wish to receive the statement(s) this year.

You will not automatically receive copies of the financial statement(s) unless this card is completed and returned. Copies of all previously issued annual and quarterly financial statements and related MD&A are available to the public on the SEDAR website at www.sedar.com.

In order to benefit the environment by saving paper and reduce delivery expenses, we recommend that you select email as your preferred method of communication and provide your current email address and your consent to electronic delivery. **To provide your consent, please complete the Consent to Electronic Delivery form available at www.pctc.com/PCTCPortal/Public/ShareHolder.aspx**. Holders that return this card in the mail and have requested delivery of statements via email must at some time prior to the mailing, complete the Consent Form at the above noted URL, or the statements will be sent by mail.

I, the undersigned, certify that I am the owner of the securities (other than debt instruments) of the Company shown below, and request that my name be placed on the Company's Mailing List in respect of its quarterly and/or annual financial statements and MD&A for the **current financial year**.

ENTRÉE GOLD INC.

Please select one or both of the following options: ______ **Annual Financial Statements & MD & A**
______ **Quarterly Financial Statements & MD & A**

Name: ______________________________

Address: ______________________________
Street Name & Number *Apt. or Suite*

____
City *Prov or State* *Country* *Postal or Zip Code*

Email Address: ______________ Preferred Method of Communication: Email:_____ or Mail:_____

*Signature: ______________ Date: ______________

PLEASE RETURN YOUR COMPLETED REQUEST FORM BY MAIL TO:

PACIFIC CORPORATE TRUST COMPANY
510 BURRARD STREET, 2ND FLOOR
VANCOUVER, BC
V6C 3B9

OR BY FAX TO: 604-689-8144

OR COMPLETE THE FORM ONLINE AT: www.pctc.com/PCTCPortal/Public/ShareHolder.aspx

* At Pacific Corporate Trust Company, we respect your privacy and we are committed to protecting your information. The personal information you are providing on this form will only be used for its intended purpose described above, and will be handled in accordance with our Privacy Policy, available on our website at www.pctc.com, or by writing to us at the address shown above. PCTC will use the information that you are providing on this form in order to process your request and will treat your signature(s) on this form as your consent to the above.

TABLE OF CONTENTS

Letter to Shareholders	2
MD&A	5
Financials Statements	23
Corporate Information	55

TABLE OF CONTENTS 1

Dear Shareholder

2005 has been a momentous year of growth for Entrée Gold Inc. Not only have we seen an increase in shareholder value, but there have been substantial enhancements of our shareholder base and significant additions to our mineral assets.

With C$24 million in treasury, Entrée is now in the best financial condition of its short existence, and well positioned to increase further the value of its assets and market capitalization.

The Year in Review

In late 2004, we entered into an Earn-In and Equity Participation Agreement with Ivanhoe Mines Ltd. on a 40,000 hectare section ("Project Property") of our flagship, Lookout Hill Property (179,500 hectares). In early 2005, Ivanhoe began an aggressive drill program on the Copper Flats area of Lookout Hill. By April 2005, the northern extension of Ivanhoe's Hugo North copper-gold deposit onto our property was confirmed through drilling.

The richest drill intercept in the history of porphyry copper-gold exploration globally was encountered in June 2005, on our Copper Flats ground. Assays from drill hole EDG006A returned a mineralized intersection of 608 metres, averaging 3.24% copper and 0.82 g/t gold (3.77% copper equivalent), with a contained 322 metre interval averaging 4.59% copper and 1.07 g/t gold (5.29% copper equivalent). This discovery attracted worldwide attention.

In July 2005, Rio Tinto plc took an equity position in Entrée. The private placement was done at $2.20 per unit with two attached warrants at C$2.75 and C$3.00, allowing Rio Tinto to acquire one share of Entrée with the exercise of every two warrants. This placement acted as a catalyst, spurring Ivanhoe to exercise 4.6 million warrants at C$1.10, enabling it to maintain its percentage interest in Entrée. Following the placement, as a result of a clause in the Entrée-Ivanhoe Earn-In and Equity Participation Agreement, Ivanhoe is now required to vote with the recommendations of Entrée's management on key issues that include the election of directors and the appointment and remuneration of auditors.

These placements and the exercise of warrants added approximately C$22 million to Entrée's treasury. Ivanhoe now owns 14.8% of the issued and outstanding shares of Entrée. Rio Tinto currently owns approximately 9.0%, and, with the exercise of its warrants can increase its shareholding to 16.4%. These investments are a strong endorsement by two of the world's foremost mining companies of Entrée's projects and its management.

Exploration at Copper Flats

Our agreement with Ivanhoe, permits it to earn up to a 70% or 80% interest (dependent upon the depth of mineralization) within the specified 40,000 hectares of the Project Property area by conducting deep drilling and development. Ivanhoe continued to drill the Copper Flats area throughout 2005, and into 2006.

To date, the extension to the Hugo North deposit has been drill-tested extensively to 625 metres north of the Entrée-Ivanhoe property boundary. On February 1, 2006, we announced that an inferred mineral resource estimate had been prepared by Ivanhoe for our Copper Flats area. At a 0.6% copper equivalent cut-off, the initial Copper Flats inferred resource was estimated to be 190 million tonnes averaging 1.57% copper and 0.53 g/t gold (for a copper equivalent grade of 1.91 %), containing approximately 6.6 billion pounds copper and 3.2 million ounces gold.

It is important to note that the mineralized Hugo North Extension remains open to depth and along strike on our property. As announced in February 2006, drilling on Copper Flats also encountered Hugo North-style mineralization 1,300 metres north of the joint Entrée-Ivanhoe boundary. The mineralized system also remains open on Entrée's ground to the south of Ivanhoe's Oyu Tolgoi project, an area that is yet to be drill tested.

Other Exploration

Throughout 2005, Entrée continued exploration on the very large and geologically prospective portion of Lookout Hill (139,500 hectares)

2 entrée gold inc.

THE RESULTS OF 2005 exploration were encouraging and highlight the potential for discovery of additional porphyry copper and gold deposits at both Lookout Hill and Manlai.

that lies outside the Project Property area and is owned entirely by us. In addition, we explored our Manlai project to the north. The results of our 2005 exploration programs were encouraging and highlight the potential for the discovery of additional porphyry copper and gold deposits at both Lookout Hill and Manlai. It is a time-honoured truth in mineral exploration that the best place to look for large deposits is in proximity to other large deposits.

In summary, I am pleased with the progress we continue to make on the development of our property portfolio in Mongolia. We have actively explored our land package since 2002 and have been seeking new acquisitions, resulting, most recently, in the acquisition of a new copper prospect in northwestern Mongolia.

Corporate Growth

In 2005, Entrée also commenced trading on the AMEX and Frankfurt stock exchanges, under the symbols "EGI" and "EKA" respectively. In addition, we have received conditional approval from the Toronto Stock Exchange for listing our shares on Canada's most senior stock exchange. Our trading symbol, "ETG", will remain the same. Trading on these exchanges gives Entree exposure to three of the world's most powerful investment communities.

About Mongolia

Mongolia became a parliamentary democracy in 1991 and, although relatively young, its government has been a good example of a fair democratic system, conducting itself in an open and transparent manner. In 1997, it enacted a progressive body of mining legislation and regulations.

In the last several months, the government has been working to amend this legislation. It is hoped that these amendments will provide the mining industry and other stakeholders with clarity and predictability in the application of mining and taxation regulation. Importantly, the Mongolian government has invited foreign stakeholders to participate in this process.

The government also continues to develop the overall infrastructure of the country. Recently, it signed an agreement by which the Chinese government committed US$350 million to the development of road and rail access to the Mongolian South Gobi desert from major cities in China.

We are confident that the Mongolian government will maintain its efforts to foster a political and economic environment conducive to the continued significant investment in the country by the international mining industry.

Entrée Information

Should you desire more information about our Company, copies of our press releases are available on our home page on the Internet at www.entreegold.com. Our financial filings and public documents are all available on the SEDAR (System for Electronic Document Analysis and Retrieval) website at www.sedar.com in Canada and on the EDGAR (Electronic Data Gathering, Analysis, and Retrieval system) website at www.sec.gov/edgar.shtml in the United States. If you have any questions, or if you would like additional information, please call us toll-free at (866) 368-7330. You can also reach us via email at info@entreegold.com.

Once again, I thank you for your support and hope that you will continue to participate in the success of Entrée Gold Inc.

Sincerely,

Gregory G. Crowe
President & CEO

LETTER TO SHAREHOLDERS 3

management discussion and analysis

For the Twelve Months Ended December 31, 2005

(In United States Dollars unless stated otherwise)

management discussion and analysis 5

management discussion and analysis
For the Twelve Months Ended December 31, 2005
(In United States Dollars unless stated otherwise)

1 introduction

This discussion and analysis of financial position and results of operations ("MD&A") and cash flows of Entrée Gold Inc. (the Company) should be read in conjunction with the audited consolidated financial statements of the company for the year ended December 31, 2005. Additional information relating to the Company, including the Company's Annual Information Form is available on SEDAR at www.sedar.com. The effective date of this MD&A is March 21, 2006.

The annual financial statements have been prepared by the Company in conformity with generally accepted accounting principles in the United States of America ("US GAAP"). US GAAP differs in certain material respects from accounting principles generally accepted in Canada ("Canadian GAAP") (See Note 13 to the annual financial statements for the year ended December 31, 2005).

In this MD&A, all dollar amounts are expressed in United States dollars, unless otherwise specified such as "Cdn $" or "C$" for Canadian dollars. All references to "common shares" refer to the common shares in our capital stock.

As used in this quarterly report, the terms "we", "us", "our", the "Company" and "Entrée" mean Entree Gold Inc. and our wholly-owned Mongolian subsidiary Entrée LLC, unless otherwise indicated.

This MD&A contains forward-looking statements. These statements relate to future events or our future financial performance. In some cases, you can identify forward-looking statements by terminology such as "may", "should", "expects", "plans", "anticipates", "believes", "estimates", "predicts", "potential" or "continue" or the negative of these terms or other comparable terminology. These statements are only predictions and involve known and unknown risks, uncertainties and other factors, including the risks in the section entitled "Risk Factors" that may cause our or our industry's actual results, levels of activity, performance or achievements to be materially different from any future results, levels of activity, performance or achievements expressed or implied by these forward-looking statements.

Although we believe that the expectations reflected in the forward-looking statements are reasonable, we cannot guarantee future results, levels of activity, performance or achievements.

2 overview

We are an exploration stage resource company engaged in exploring mineral resource properties. Our current mineral properties consist of five mineral exploration licenses granted by the Mineral Resources and Petroleum Authority of Mongolia, a division of the government of Mongolia. All of these mineral exploration licenses have been registered in the name of our Mongolian subsidiary Entrée LLC.

There is no assurance that a commercially viable mineral deposit exists on any of our properties, and further exploration is required before we can evaluate whether any exist and, if so, whether it would be economically and legally feasible to develop or exploit those resources. Even if we complete our current exploration program and we are successful in identifying a mineral deposit, we would be required to spend substantial funds on further drilling and engineering studies before we could know whether that mineral deposit will constitute a reserve (a reserve is a commercially viable mineral deposit).

Equity Participation and Earn-In Agreement with Ivanhoe Mines Ltd.

We entered into an arm's-length Equity Participation and Earn-In Agreement dated October 15, 2004, with Ivanhoe Mines Ltd. ("Ivanhoe"), an unrelated Yukon corporation which owns a mineral exploration property known as Oyu Tolgoi, or 'Turquoise Hill', which is located adjacent to our Lookout Hill property. This agreement provided that, upon satisfaction of certain conditions, Ivanhoe Mines Ltd. would:

- subscribe for 4,600,000 units of our company for C$1.00 per unit, with each unit consisting of one common share of our company and one share purchase warrant entitling the holder to purchase one additional common share of our company for a purchase price of C$1.10 for two years from the date of purchase.
- have the right, during an earn-in period beginning on closing of the subscription for units and ending, at the latest, on the eighth anniversary of that closing date (subject to earlier expiration as specified in the agreement), to earn a participating interest in a mineral exploration and, if warranted, development and mining project to be conducted by Ivanhoe Mines Ltd. on a portion of our company's Lookout Hill property consisting of approximately 40,000 hectares, or approximately 22% of the land area of our Lookout Hill property

6
6 entree gold inc.

management discussion and analysis
For the Twelve Months Ended December 31, 2005
(In United States Dollars unless stated otherwise)

shown on the map below. The amount of the participating interest in the project will vary depending on the amount of money that Ivanhoe expends on the project during the earn-in period, but the agreement provides that Ivanhoe can earn a 51% interest by expending an aggregate of at least $20,000,000 during the earn-in period, a 60% interest by expending an aggregate of at least $27,500,000 during the earn-in period, or a sliding percentage interest, depending on the depth from which minerals are extracted from the project, of between 70% and 80% by expending an aggregate of at least $35,000,000 during the earn-in period.

- have the right to nominate one member of our Board of Directors until the earlier to occur of (a) the expiration of the earn-in period, or (b) the date upon which Ivanhoe ceases to own at least ten percent (10%) of our issued and outstanding common shares (assuming the exercise by Ivanhoe of all securities convertible into our common shares).

In addition, the Equity Participation and Earn-In Agreement gives to Ivanhoe a pre-emptive right to such percentage of any offering of securities of our company as will enable them to preserve their ownership percentage in our company which, after the acquisition of the 4,600,000 units, would be approximately 9% prior to exercise of any of their share purchase warrants and could, upon the exercise of the latter, go as high as 17% of our issued and outstanding common shares. In June 2005, Ivanhoe exercised its 4,600,000 share purchase warrants (see below).

The portion of our property subject to the Equity Participation and Earn-In Agreement, which is referred to in the agreement as the "Project Property", is shown below.

Entree Gold Inc./Ivanhoe Mines Ltd.
Project Property Boundaries

Unexplored
Ring Dyke
Bayan Ovoo
Zone III
Zone III
West Grid
Copper Flats
Legend
Gold Prospects
Copper Prospects
0
10
kilometres
100% Entree Gold Inc.
Entree - Ivanhoe Project Property
Oyu Tolgoi Mining Licence

management discussion and analysis
7

management discussion and analysis
For the Twelve Months Ended December 31, 2005
(In United States Dollars unless stated otherwise)

We closed the private placement described in the Equity Participation and Earn-In Agreement on November 9, 2004, at which time Ivanhoe purchased the 4,600,000 units described above.

We believe that the Equity Participation and Earn-In Agreement represents a significant milestone in the development of our company. It has enabled us to raise money that we can use to pursue our exploration activities on the balance of our Lookout Hill property and elsewhere. It has the potential, depending on how much money Ivanhoe actually expends on the project during the earn-in period, to enable the exploration of that portion of our Lookout Hill property at little or no cost to our company. Finally, their commitment to explore our property demonstrates that Ivanhoe, an internationally recognized mineral exploration and development company, has sufficient confidence in our company and our Lookout Hill property to invest significant time, money and effort in our future.

Investment by Rio Tinto plc

In June 2005, Rio Tinto plc (one of the world's largest mining and exploration companies), through its wholly owned subsidiary, Kennecott Canada Exploration Inc (collectively, "Rio Tinto") completed a private placement into Entrée, whereby they purchased 5,665,730 units at a price of $C2.20 per unit, which consisted of one Entrée common share and two warrants (one "A" warrant and one "B" warrant). Two "A" warrants entitle Rio Tinto to purchase one Entrée common share for C$2.75 within two years; two "B" warrants entitle Rio Tinto to purchase one Entrée common share for C$3.00 within two years. Proceeds from Rio Tinto's investment were $10,170,207. Ivanhoe exercised its pre-emptive right to maintain proportional ownership of Entrée's shares and thereby exercised its warrant for 4,600,000 shares at C$1.10, resulting in proceeds to Entrée of $4,069,214. In July Ivanhoe took part in the private placement, purchasing 1,235,489 units, resulting in further proceeds to Entrée of $2,217,209. Rio Tinto purchased an additional 641,191 units of the private placement to maintain proportional ownership, resulting in further proceeds of $1,150,681.

At March 15, 2006, Ivanhoe now owns approximately 14.8% of Entrée's issued and outstanding shares with the potential to hold up to a total of 16.3% upon the exercise of warrants.

At March 15, 2006, Rio Tinto now owns approximately 9.0% of Entrée's issued and outstanding shares with the potential to hold up to a total of 16.4% upon the exercise of warrants.

Ivanhoe and Rio Tinto are required to vote these shares as our board of directors direct on all matters pertaining to the appointment of directors, the appointment and remuneration of our auditors and all other matters to be submitted to our shareholders except for "extraordinary" matters. "Extraordinary" matters are matters requiring a special majority (66.33%), the vote of a majority of disinterested shareholders and matters where Ivanhoe or Rio Tinto is precluded from voting.

We believe that the additional investment by Rio Tinto represents a strong endorsement by one of the world's largest mining companies of Entrée's management and property holdings. We believe that Entrée is in sound financial condition and well positioned to build upon the value of our company, both in terms of our arrangement with Ivanhoe and our exciting and promising prospects elsewhere. As part of our ongoing strategy, we are also actively seeking quality acquisitions to complement our existing portfolio.

Our corporate headquarters are located in Vancouver, British Columbia, but we conduct all of our operations in Mongolia through our wholly-owned subsidiary, Entrée LLC. We maintain an office for this purpose in Ulaanbaatar, the capital of Mongolia. Our Mongolian office is staffed by our Vice-President, Exploration, a Canadian geologist who works in Ulaanbaatar for 11 months of the year on a 7 weeks in/3 weeks out basis; a Mongolian office administrator employed full-time, two Mongolian office assistant, on contract for 11 months per year, and a full-time accountant.

Listing of Common Stock on the American Stock Exchange

On July 7, 2005, the American Stock Exchange approved the listing of 86,807,154 shares of our common stock. The trading of our shares of common stock commenced on the American Stock Exchange effective July 18, 2005, under the trading symbol "EGI".

8 entree gold inc.

management discussion and analysis
For the Twelve Months Ended December 31, 2005
(In United States Dollars unless stated otherwise)

3 Selected annual information

	Year Ended December 31, 2005	Year Ended December 31, 2004	Eight Months Ended December 31, 2003	Year Ended April 30, 2003	
Net sales	$ -	$ -	$ -	$ -	
Net loss	(13,691,767)	(5,528,114)	(12,505,759)	(1,073,320)	
Net loss per share					
Basic and fully diluted	(0.23)	(0.13)	(0.69)	(0.14)	
Total assets	22,910,068	6,362,415	5,606,548	561,065	(1)
Total long-term liabilities	-	-	-	-	(1)
Cash dividends declared	-	-	-	-	(1)
(1) Unaudited					

The foregoing financial data has been prepared in conformity with generally accepted accounting principles in the United States of America and includes the accounts of the Company and its wholly-owned Mongolian subsidiary, Entrée LLC. This financial data conforms in all material respects with Canadian generally accepted accounting principles ("Canadian GAAP") except as described in Note 13 to the Company's audited consolidated financials for the year ended December 31, 2005.

Fluctuations in net losses are discussed below:

Year ended April 30, 2003 – Loss represents initial exploration on a grass roots scale and minimal overhead in Vancouver.

Eight months ended December 31, 2004 – Loss includes acquisition of 100% of Lookout Hill concessions in the amount of $9,308,000 in addition to an expending work program and higher general and administrative expenses.

Year ended December 31, 2004 – Loss includes an expanding work program and higher general and administrative expenses. Year ended December 31, 2005 – Loss includes commencement of significant drilling program, higher general and administrative expense to oversee the larger exploration program and one-time stock-based compensation expense arising form the vesting of most employee stock options at the time the Company became a Tier I Issuer on the TSX Venture exchange.

management discussion and analysis 9

management discussion and analysis
For the Twelve Months Ended December 31, 2005
(In United States Dollars unless stated otherwise)

4 Review of Operations

Results of operations are summarized as follows:

		Year ended December 31, 2005		Year ended December 31, 2004
Mineral property interests, cash	$	7,325,658	$	2,614,155
Escrow shares compensation		(435,583)		405,739
Stock-based compensation		5,074,100		1,530,712
General and administrative		1,915,162		1,051,460
Depreciation		126,375		24,090
Interest income		(313,945)		(98,042)
Net loss	$	13,691,767	$	5,528,114

Mineral properties expenditures are summarized as follows:

		Year ended December 31, 2005		Year ended December 31, 2004
Lookout Hill	$	6,639,593	$	2,612,008
Manlai		1,694,040		58,048
Khatsavch		17		-
Other		-		30,160
Total costs		8,333,650		2,700,216
Less:				
Stock-based compensation		(1,007,992)		(187,811)
Escrow shares compensation		-		101,701
Total expenditures, cash	$	7,325,658	$	2,614,106

A) EXPLORATION

I) Ivanhoe Earn-in

Under an "Earn-In Agreement" announced in October 2004, Ivanhoe has the right to earn an interest in approximately 40,000 hectares of Entrée's Lookout Hill property. By the terms of the agreement, Ivanhoe must spend a minimum of $20,000,000 in order to earn any interest

10 entrée gold inc.

management discussion and analysis
For the Twelve Months Ended December 31, 2005
(In United States Dollars unless stated otherwise)

in the mineral rights to the project property and may acquire up to a 70% interest in mineralization above a depth of 560 metres and an 80% interest in mineralization below a depth of 560 metres by spending $35,000,000. Thereafter, Entrée has the right to require Ivanhoe to fund its share of subsequent joint venture costs through to production by debt financing, to be recovered from production cash flow.

Ivanhoe announced its Integrated Development Plan for Oyu Tolgoi in September 2005. In this study there were several key items that were specific to the potential development of Entrée's Copper Flats area. These include:

- The Hugo North deposit is now recognized as the richest discovery of its kind in history and the gold: copper ratios and overall metal values in the vicinity of the Entrée-Ivanhoe property boundary are the highest in the entire deposit.
- The extension of the Hugo North deposit onto Copper Flats has now been traced for over 625 metres and remains open to the north and to depth.
- Ivanhoe has disclosed a targeted resource for current infill drilling at Copper Flats and it is expected that there will be sufficient drill density to estimate an inferred resource by early 2006 for the mineralized system delineated to date.
- The continued extension of the high-grade mineralization at Copper Flats could support the development of a mine on Entrée's property.

i) Hugo North Extension

On February 1, 2006, Entrée announced that a new mineral resource estimate prepared by Ivanhoe Mines Ltd. ("Ivanhoe") under the supervision of AMEC Americas Limited ("AMEC") had delineated an initial inferred resource for the northern extension of the Hugo North Deposit (the "Hugo North Extension") on the Copper Flats area of Entrée's Shivee Tolgoi property, in Mongolia's South Gobi region.

This initial Copper Flats inferred resource is estimated to be 190 million tonnes at an average grade of 1.57% copper and 0.53 grams of gold per tonne (g/t) for a copper equivalent grade of 1.91%, at a 0.6% copper equivalent cut-off (see table below). At a higher cut-off of 2% copper equivalent, the new estimate yields an inferred resource of 64 million tonnes at an average grade of 2.78% copper and 1.10 g/t gold for a copper equivalent grade of 3.48% - the highest-grade resource defined to date at Ivanhoe's Oyu Tolgoi property. The Hugo North Extension continues to be expanded by ongoing exploration drilling.

The resource estimate was the result of Ivanhoe's aggressive work program that defined a 625 metre extension to the Hugo North Deposit on Entrée's property and outlined some extremely rich copper-gold mineralization.

The inferred resource of 190 million tonnes grading 1.57% copper and 0.53 g/t gold (a copper equivalent grade of 1.91%) is estimated to contain approximately 6.6 billion pounds of copper and 3.2 million ounces of gold. Alternatively, the inferred resource of 64 million tonnes grading 2.78% copper and 1.10 g/t gold (a copper equivalent grade of 3.48%) at a 2% copper equivalent cut-off is estimated to contain approximately 3.9 billion pounds of copper and 2.3 million ounces of gold.

Cautionary Note to U.S. Investors concerning estimates of Inferred Resources.

This section uses the term "inferred resources." We advise U.S investors that while this term is recognized and required by Canadian regulations, the U.S. Securities and Exchange Commission does not recognize it. "Inferred resources" have a great amount of uncertainty as to their existence, and great uncertainty as to their economic and legal feasibility. It cannot be assumed that all or any part of the Inferred Mineral Resource will ever be upgraded to a higher category. Under Canadian rules, estimates of Inferred Mineral Resources may not form the basis of feasibility or pre-feasibility studies, except in rare cases. **U.S. Investors are cautioned not to assume that part or all of an inferred resource exists, or is economically or legally minable.**

management discussion and analysis 11

management discussion and analysis
For the Twelve Months Ended December 31, 2005
(In United States Dollars unless stated otherwise)

Table 1: Hugo North Extension Inferred Mineral Resource on the Ivanhoe/Entrée Shivee Tolgoi Joint Venture Property as of February 2006 at various Copper-Equivalent cut-off grades

Class	Copper Equiv. Cut-off	Tonnage	Copper	Gold	Copper Equiv.	Contained Metal		
Hugo North Deposit on Shivee Tolgoi		(tonnes)	(%)	(g/t)	(%)	Copper ('000 lbs)	Gold (ounces)	Copper Equiv. ('000 lbs)
Inferred	3.5	27,340,000	3.69	1.33	4.53	2,220,000	1,170,000	2,730,000
	3.0	37,630,000	3.40	1.23	4.18	2,820,000	1,480,000	3,470,000
	2.5	50,180,000	3.07	1.17	3.82	3,400,000	1,880,000	4,220,000
	2.0	64,060,000	2.78	1.10	3.48	3,920,000	2,270,000	4,910,000
	1.5	87,480,000	2.41	0.93	3.01	4,660,000	2,620,000	5,810,000
	1.25	110,420,000	2.16	0.80	2.67	5,260,000	2,830,000	6,500,000
	1.0	131,230,000	1.97	0.72	2.42	5,690,000	3,020,000	7,010,000
	0.9	140,340,000	1.89	0.68	2.33	5,850,000	3,080,000	7,200,000
	0.8	151,870,000	1.80	0.64	2.21	6,040,000	3,150,000	7,420,000
	0.7	169,470,000	1.69	0.59	2.06	6,310,000	3,200,000	7,710,000
	0.6	190,160,000	1.57	0.53	1.91	6,590,000	3,240,000	8,010,000

*** Copper equivalent grades have been calculated using assumed metal prices (US$0.80/lb. for copper and US$350/oz. for gold); %Cu equivalent = %Cu + [Au(g/t)x(11.25/17.64)]**

Ivanhoe has the right to earn an 80% interest in mineral rights on the project area below a depth of 560 metres. Accordingly, Entrée's 20% interest is estimated to be 38 million tonnes, containing approximately 1.32 billion pounds of copper and approximately 650,000 ounces of gold. Mineral resources are not mineral reserves and do not have demonstrated economic viability.

Two to four deep-hole capacity rigs are continuing with infill drilling to upgrade the newly delineated inferred resource to the indicated status, so that detailed underground planning can begin for the Copper Flats portion of the Entrée – Ivanhoe Project property. It must also be emphasized that the Project Property also covers the potential southern extension to the OT deposits, an area that is yet to be drill tested.

II) Lookout Hill

In 2005, Entrée completed a comprehensive exploration program on select areas of its 140,000 hectare Lookout Hill property. Work conducted included approximately 250 line kilometres of deep induced polarization ("IP") and resistivity geophysical surveys, 12,439 metres of diamond drilling, detailed geological mapping and reconnaissance exploration. Aster satellite imagery was also acquired and analyzed during the year, and approximately 8,500 soil samples were collected.

Deep probing geophysics (IP, resistivity and magnetic surveys), geochemical surveys and geological mapping were completed south from the previously known southern limit of Zones I/II/III to the joint Entrée-Ivanhoe

12 entree gold inc.

management discussion and analysis
For the Twelve Months Ended December 31, 2005
(In United States Dollars unless stated otherwise)

project property boundary ("West Grid"), covering a north-south distance of approximately 9.5 kilometres. Additionally, the Ring Dyke prospect was advanced to the drilling stage through geological, geochemical and geophysical surveys. Limited portions of Zones I/II, Zone III, Bayan Ovoo and Ring Dyke areas (see map on Entrée's web site, www.entreegold.com, for zone locations) were tested with diamond drilling.

Drilling consisted of 25 holes, totaling 12,439 metres. Of these, nine holes were lost or only partially completed due to typical operational difficulties, including mechanical problems, complex drilling conditions, and a shortage of spare parts and materials.

i) Zones I/II and West Grid Areas

Detailed geological mapping south from Zones I/II and West Grid in late 2005 defined a major unconformity separating younger Carboniferous volcanics and sediments in the area of Zones I/II from older Devonian volcanics, sediments and intrusives underlying much of the West Grid area (see map at www.entreegold.com). Entrée's geologists have interpreted the Devonian rocks to be direct correlatives of the "hanging wall" sequence that immediately overlies Ivanhoe's Hugo North copper-gold deposit, which is the northern extension of the Oyu Tolgoi system. Geological mapping has also identified a new area of silica and advanced argillic (quartz+alunite+clay) alteration approximately 3.5 kilometres south of and on strike from Zone I.

Deep probing IP, resistivity and magnetic surveys were completed in the summer and fall of 2005 using Quantec Geoscience's TITAN 24 system. These surveys were successful in defining six large, deep targets occurring within the Devonian rocks over a strike length in excess of eight kilometres, in the area of the West Grid. Three of these targets have associated anomalous copper and gold values in soils and one is associated with anomalous molybdenum values in selected rock samples ranging from 1,000 to 8,400 ppm. This NNE-trending series of geophysical anomalies now covers more than 12 kilometres and is similar in dimensions to, and sub-parallel with, the Oyu Tolgoi porphyry copper-gold system to the east. The surveys completed in the Zones I/II and West Grid areas, when combined with the pre-existing geophysical database, have substantially enhanced the potential of this area.

Widely spaced drilling conducted in 2005 (11 holes totaling 5,504 metres) tested the northern, upper portions of these geophysical anomalies. Anomalous copper values (up to 0.2% over 2 - 4 metres) in core are associated with zones of advanced argillic alteration within the geophysical target. One hole (EGD-05-031) was drilled on the margin of a strong IP anomaly within the Devonian rocks in the northern part of the West Grid. A 118 metre interval (766 - 884 metres) returned anomalous copper values in the 200 to 400 ppm range that occur in diorite to monzodiorite dykes cutting Devonian stratigraphy.

ii) Zone III

Zone III is defined at surface by a 400 metre by 150 metre area of silica and sericite altered volcanics. The area is cut by strongly auriferous quartz veins that lie at the northern margin of a subtle 2+ kilometre-long IP chargeability anomaly and at the northern end of a 5+ kilometre-long NNE-trending magnetic low, interpreted to represent a zone of hydrothermal alteration. Soil sampling completed in 2005 extended the zone for an additional 2.5 kilometres southwards along the axis of the magnetic low.

To date, only 600 metres at the north end of Zone III has been tested by eight drill holes, two of which were completed in 2005. These two recent holes confirmed the widespread distribution of epithermal style alteration associated with narrow auriferous quartz veins. The deep IP survey also outlined a new anomalous area lying to the west of Zone III. This 3+ kilometre-long chargeability anomaly coincides with scattered gold and copper values in soils, with values exceeding 400 ppm copper and 200 ppb gold.

iii) Bayan Ovoo

Preliminary drilling of the Bayan Ovoo copper targets, located 65 kilometres west of Oyu Tolgoi, consisted of 10 holes totaling 5,336 metres. The drill targets were generated in the summer and fall of 2005 from IP, resistivity and magnetic surveys in combination with geological mapping. A four kilometre-long series of chargeability anomalies occurs to the north of, and runs sub-parallel to, a resistant ridge of andesitic to basaltic volcanics that host copper oxide showings over a strike length of 2+ kilometres.

Drill holes EGD-05-024 and EGD-05-027 encountered thick zones of advanced argillic alteration with significant amounts of disseminated and vein controlled pyrite and anomalous copper values (up to 379 ppm copper over two metres). These holes were drilled to test the intersection of NNE-trending chargeability anomalies with the broader ENE-trending IP response that follows the general trend of the valley.

iv) Ring Dyke Area

Entrée's Ring Dyke area is a new target discovered by the 2005 reconnaissance program, located 8.5 kilometres northeast of the Bayan Ovoo copper showings. The area hosts numerous limonitic and silicified outcrops that define a circular area having a management discussion and analysis
13

management discussion and analysis
For the Twelve Months Ended December 31, 2005
(In United States Dollars unless stated otherwise)

diameter of approximately 1 kilometre. Initial surface sampling in selected rocks returned anomalous gold and copper values to 149 ppb gold and 1,235 ppm copper. IP and magnetic surveys were completed over a 4.5 by 6 kilometre grid area in the fall of 2005. Results of the geophysics show a strong circular chargeability anomaly (approximately three kilometres east-west and 2.5 kilometres north-south) which is truncated to the north-west by a major regional structure.

Two drill holes, EGD-05-037 (lost at shallow depth) and EGD-05-037A, were drilled at the end of the 2005 exploration season to test anomalous copper and gold values in surface rocks that occur along the northern margin of a chargeability anomaly. Hole EGD-05-037A intersected a 14 metre interval (at a down-hole depth of 90 - 104 metres), with values ranging from 10 to 384 ppm copper and a two metre interval (at 508 - 510 metres) of 2,560 ppm copper and 715 ppb gold. This hole did not reach its targeted depth.

I) Manlai

Entree's Manlai property is located approximately 125 kilometres to the north of Lookout Hill and adjoins the east end of Ivanhoe's Kharmagtai porphyry copper-gold project.

The 2005 exploration program at Manlai commenced in July and continued through to early December. Work consisted of geological mapping, hand trenching and rock sampling (691 samples), soil sampling (approximately 3,500 samples), approximately 420 line kilometres of magnetometer surveying and 153 line kilometres of time-domain gradient IP and resistivity, and approximately 30 line kilometres of deep-probing TITAN 24 surveys. Drilling (four holes totaling 2,539 metres) was completed on identified targets in October and November.

Three target areas were drilled. The targets were defined by coincident anomalous copper and molybdenum in soils, surface alteration and anomalous geophysical signatures. Copper-bearing minerals such as chalcopyrite and malachite were noted, with some of the quartz veining and along fracture surfaces in the altered rock units.

The first target area was tested with one drill hole (EGU-05-001) to a vertical depth of 250 metres. The target was a faulted contact between quartz monzonite and hornfelsed argillite, with surface exposures of sheeted quartz-tourmaline +/- chalcopyrite veins. Three intercepts, hosting significant copper, were encountered. These included 22 metres of 0.33% copper at a downhole depth of 90 - 112 metres; 12 metres of 0.33% copper at 118 - 130 metres; and 3 metres of 0.35% copper at 195 - 198 metres.

The second target was located 1 - 2 kilometres SSE of the first and is characterized by a strong, 1,500 metre by 300 metre, IP anomaly elongated along a northeast-southwest axis, coincident copper and molybdenum soil anomalies, and surface alteration and quartz veining. Two drill holes (EGU-05-002 and EGU-05-004) tested the IP feature. Neither intersected significant copper mineralization, however, EGU-05-004 intersected evidence of boiling below 600 metres, suggesting a telescoped epithermal system within a porphyry system. Several zones containing lead and zinc with elevated gold values occur between 500 and 750 metres. These included 21.12 metres (611.88 - 633 metres) of 0.31% lead and 0.5% zinc with 0.26 g/t gold, and 12 metres (687 - 699 metres) of 0.11% lead and 0.2% zinc (inside a wider 29.35 metre interval of 0.39 g/t gold).

The third target is approximately two kilometres southeast of the second target and is characterized by coincident geophysical and geochemical anomalies. Hole EGU-05-003 was drilled in the northwest margin of this target, but no significant copper mineralization was encountered.

II) Khatsavch

No work was completed on the Khatsavch license in 2005.

B) GENERAL AND ADMINISTRATIVE

For the year ended December 31, 2005, general and administrative expense before stock-based and escrow share compensation was $1,915,162 compared to $1,051,712

14 entree gold inc.

management discussion and analysis
For the Twelve Months Ended December 31, 2005
(In United States Dollars unless stated otherwise)

in 2004 as set out above. The increase was primarily due to additions to head office payroll, increase rent for expanded head office premises, consulting fees and additional salaries for investor relations. All increases were attributable to support for an expanded exploration program and the additional expense related to listing on the American Stock Exchange.

C) STOCK-BASED COMPENSATION

In March, 2005, the Company became a Tier I Issuer on the TSX-V and as a result all stock options previously granted became fully vested. Consequently, the fair value of all unvested options except those issued to investor relations consultants was recognized in the first quarter of 2005. The balance of stock-based compensation expense represents the fair value of stock options granted in 2005 less the unvested portion of options granted to investor relations consultants.

D) ESCROW SHARES COMPENSATION

The Company records compensation expense for performance shares held in escrow on a mark-to-market basis. For the six months ended June 30, 2005, the relative market price of the Company's stock was decreasing, and therefore expense recoveries were recognized. At June 30, 2005, all performance escrow shares had been released from escrow and consequently there was no further escrow compensation expense or recovery.

E) INTEREST INCOME

The Company earns income on its cash and cash equivalents. The increase in interest income in 2005 compared with 2004 arises from the investment of approximately $24,000,000 generated by private placements, warrants exercise and options exercise.

F) OUTLOOK

Our Lookout Hill exploration concessions comprise approximately 180,000 hectares and of this land area, 40,000 hectares is currently being explored by Ivanhoe under the terms of an Equity Participation and Earn-In Agreement. Entrée holds 100% of the concession rights to the remaining 140,000 hectares of the Lookout Hill concessions and continues an exploration program on several targets identified by previous geological and geophysical work carried out on this property. Subject to continuing positive drilling result, the Company intends to continue its exploration program on Lookout Hill for the next twelve months and longer.

Drilling commenced on our Manlai concession in the fourth quarter of 2005 and subject to positive drilling results, the Company intends to continue its exploration program on Manlai for the next twelve months as well.

Entrée continues to review and analyse new property acquisition opportunities, with a view to expanding its portfolio of exploration mineral properties.

Oyut Tolgoi Copper Property in Western Mongolia

Subsequent to December 31, 2005, the Company acquired an option to purchase three non-contiguous exploration licenses in Western Mongolia. The three licenses Oyut Tolgoi, Asgat Uul and Onts Uul cover a strike distance of 75 kilometres. The terms of the option include an initial $50,000 payment to the Mongolian Property Owner. After a due diligence period of 6 months, the Company will be required to pay an additional $100,000 and issue 100,000 shares. The Company will then have one year from the end of the due diligence period to explore the property. A final payment of $250,000 and the issuance of an additional 250,000 shares on or before the anniversary date will earn the Company a 100% interest in the three properties. A finder's fee of 5% plus 10,000 shares is payable.

management discussion and analysis 15

management discussion and analysis
For the Twelve Months Ended December 31, 2005
(In United States Dollars unless stated otherwise)

5 SELECTED QUARTERLY DATA

		Quarter ended Dec 31, 2005		Quarter ended Sept 30, 2005		Quarter ended Jun 30, 2005		Quarter ended Mar 31, 2005
Exploration		2,560,422		2,569,409		2,032,805		1,171,014
General and administrative		726,525		611,050		2,278,886		2,055,601
Loss on settlement of debt		0		0		0		0
Loss from operations		(3,286,947)		(3,180,459)		(4,311,691)		(3,226,615)
Interest income		135,224		125,790		23,339		29,592
Net loss		(3,151,723)		(3,054,669)		(4,288,352)		(3,197,023)
Basic and diluted loss per share	$	(0.05)	$	(0.05)	$	(0.08)	$	0.06

		Quarter ended Dec 31, 2004		Quarter ended Sept 30, 2004		Quarter ended Jun 30, 2004		Quarter ended Mar 31, 2004
Exploration		679,250		674,620		1,189,707		156,688
General and administrative		2,447,152		295,398		92,822		90,519
Loss form operations		(3,126,402)		(970,018)		(1,282,529)		(247,207)
Interest income		27,516		15,073		26,174		29,279
Net loss		(3,098,886)		(954,945)		(1,256,355)		(217,928)
Basic and diluted loss per share	$	0.07	$	0.02	$	0.03	$	0.01

6 LIQUIDITY

To date the Company has not generated significant revenues from its operations and is considered to be in the exploration stage. Working capital on hand at December 31, 2005 is $21,665,000 and is more than sufficient to finance budgeted exploration, general and administrative expense, investor relations for 2006. The company has approximately $15,000,000 surplus funds available for acquisitions and/or operating requirements for 2007. At present the Company is dependent on equity financing for additional funding if required. Should one of the Company's projects proceed to the mine development stage, it is expected that a combination of debt and equity financing would be available.

16 entree gold inc.

management discussion and analysis
For the Twelve Months Ended December 31, 2005
(In United States Dollars unless stated otherwise)

Operating activities

Cash used in operations was $8,940,909 (2004 - $3,417,734) for the year ended December 31, 2005 and represents expenditures on mineral property exploration and general and administrative expense as described above.

Financing activities

During the year ended December 31, 2005, the Company issued common shares as follows:

	Common shares	Amount
Private placements		
1st quarter	-	$ -
2nd quarter	5,665,730	10,170,207
3rd quarter	1,876,680	3,367,890
4th quarter	-	-
	7,542,410	13,538,097
Warrants exercised		
1st quarter	15,000	13,210
2nd quarter	6,245,800	5,827,614
3rd quarter	997,000	1,069,135
4th quarter	3,198,650	3,565,332
	10,456,450	10,475,291
Options exerciased		
1st quarter	-	-
2nd quarter	245,000	151,590
3rd quarter	162,000	149,455
4th quarter	365,000	404,628
	772,000	705,673
Total, year ended December 31, 2005	18,770,860	$ 24,719,061

During the year ended December 31, 2005, 2,207,820 warrants expired without exercise.

Investing activities

During the year ended December 31, 2005, the Company expended $729,815 on equipment, primarily for exploration activities.

management discussion and analysis 17

management discussion and analysis
For the Twelve Months Ended December 31, 2005
(In United States Dollars unless stated otherwise)

Table of Contractual Commitments

The following table lists as of December 31, 2005 information with respect to the Company's known contractual obligations.

Contractual Obligations	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years
Office Lease	$ 123,189	$ 27,018	$ 84,109	$ 12,062	$ -
Total	$ 123,189	$ 27,018	$ 84,109	$ 12,062	$ -

Outstanding share data

As at March 21, 2006, there were 70,478,926 common shares outstanding. In addition there were 7,868,000 stock options outstanding with exercise prices ranging from C$0.34 to C$2.32 per share. Share purchase warrants outstanding totalled 7,792,412 at prices ranging from C$1.05 to C$3.00 per share and expiring on dates varying from April 20, 2006 to July 7, 2007.

7 Capital Resources

The Company had no commitments for capital assets at December 31, 2005.

At December 31, 2005, the Company had working capital of approximately $21,665,000 compared with $6,024,000 at December 31, 2004. In January and February, 2006, the Company raised approximately $637,000 from the exercise of stock options. Budgeted expenditures for the 12 months ending December 31, 2006 total approximately $5,093,000 for exploration and $1,707,000 for administration and shareholder communications. Working capital on hand is expected to exceed cash requirements for the ensuing twelve months by approximately $15,502,000.

The Company is committed to make lease payments for the rental of office space totaling $123,189 over five years (see Note 11 to the audited consolidated financials statements for the year ended December 31, 2005).

8 Off-Balance Sheet Transactions

The Company has no off-balance sheet arrangements except for contractual obligation noted above.

18 entree gold inc.

management discussion and analysis
For the Twelve Months Ended December 31, 2005
(In United States Dollars unless stated otherwise)

9 Transactions with Related Parties

Related party transactions are summarized in Note 6 to the audited consolidated financial statements for the year ended December 31, 2005.

10 Fourth Quarter

The Company's exploration program typically winds down in November. General and administrative expense continues as does investor relations activity. There were no extraordinary items or year-end adjustments that affected normal operations during the fourth quarter.

11 Proposed Transactions

Not applicable.

12 Critical Accounting Estimates

The preparation of consolidated financial statements in conformity with generally accepted accounting principles in the United States of America requires management to make estimates and assumptions that affect the reported amount of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amount of revenues and expenses during the period. Actual results could differ from these estimates.

The Company follows accounting guidelines in determining the value of stock option compensation, as disclosed in Note 5 to the Financial Statements. Unlike other numbers in the accounts, this is a calculated amount not based on historical cost, but on subjective assumptions introduced to an option pricing model, in particular: (1) an estimate for the average future hold period of issued stock options before exercise, expiry or cancellation and (2) future volatility of the Company's share price in the expected hold period (using historical volatility as a reference). Given that there is no market for the options and they are not transferable, the resulting value calculated is not necessarily the value the holder of the option could receive in an arm's-length transaction.

The Company's accounting policy is to expense exploration costs on a project by project basis consistent with United States GAAP. The policy is consistent with that of the other exploration companies that have not established mineral reserves. When a mineral reserve has been objectively established further exploration costs would be deferred. Management is of the view that its current policy is appropriate for the Company.

13 Changes in Accounting Policies

A detailed summary of all of the Company's significant accounting policies and the estimates derived therefrom is included in Note 2 to the annual consolidated financial statements for the year ended December 31, 2005. Accounting policies used in the current period did not differ from the policies used in the preparation of financial statements at December 31, 2004.

management discussion and analysis
19

management discussion and analysis
For the Twelve Months Ended December 31, 2005
(In United States Dollars unless stated otherwise)

14 Financial instruments and other instruments

The Company's financial assets and liabilities consist of cash and cash equivalents, receivables, deposits and accounts payable and accrued liabilities, some of which are denominated in U.S. dollars and Mongolian Tugriks. These accounts are recorded at their fair market value. The Company is at risk to financial gain or loss as a result of foreign exchange movements against the Canadian dollar. The Company minimizes its foreign exchange risk by maintaining low account balances in currencies other than the Canadian dollar. The Company does not currently have major commitments to acquire assets in foreign currencies; but historically it has incurred the majority of its exploration costs in foreign currencies.

The Company's cash equivalent are redeemable after 30 days without penalty and are renewable bank instruments that provide a fixed rate of interest during the term usually one year. When a matured instrument is renewed, the new interest rate may be higher or lower than the current rate. The Company reviews its bank instruments on a monthly basis and renews if interest rates are higher than on the current instrument.

15 Other MD&A requirements

Forward-Looking Statements

Except for historical information contained in this discussion and analysis, disclosure statements contained herein are forward-looking, as defined in the United States **Private Securities Litigation Reform Act of 1995**. Forward-looking statements are subject to risks and uncertainties that could cause actual results to differ materially from those in such forward-looking statements. Forward-looking statements are made based on management's beliefs, estimates and opinions on the date the statements are made and the Company undertakes no obligation to update forward-looking statements if these beliefs, estimates and opinions or other circumstances should change. Investors are cautioned against attributing undue certainty to forward-looking statements.

Risk

The Company is a mineral exploration and development company and is exposed to a number of risks and uncertainties that are common to other companies in the same business; some of these risks have been discussed elsewhere in this report. The reader should also refer to the discussion of risks contained in the Annual Information Form available on SEDAR at www.sedar.com. The Company's financial success is subject to, among other things, fluctuations in copper and gold prices which may affect current or future operating results and may affect the economic value of its mineral resources. The Company must comply with environmental regulations governing air and water quality and land disturbance and provide mine reclamation and closure costs. The Company's ability to obtain financing to explore for mineral deposits and to complete the development of those properties it has classified as assets is not assured; nor is there assurance that the expenditure of funds will result in the discovery of an economic mineral deposit. Should one or more of these risks and uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those described in forward-looking statements.

The Company has not completed a feasibility study on any of its deposits to determine if its hosts a mineral resource that can be economically developed and profitably mined.

20 entree gold inc.

management discussion and analysis
For the Twelve Months Ended December 31, 2005
(In United States Dollars unless stated otherwise)

Canadian Disclosure Standards in Mineral Resources and Mineral Reserves

The terms "Mineral Reserve," "Proven Mineral Reserve" and "Probable Mineral Reserve" are Canadian mining terms as defined in accordance with National Instrument 43-101 – Standards of Disclosure for Mineral Projects ("NI 43-101") under the guidelines set out in the Canadian Institute of Mining, Metallurgy and Petroleum (the "CIM") *CIM Standards on Mineral Resources and Mineral Reserves*, adopted by the CIM Council, as may be amended from time to time by the CIM.

The definitions of proven and probable reserves used in NI 43-101 differ from the definitions in the United States Securities and Exchange Commission ("SEC") Industry Guide 7. Under SEC Guide 7 standards, a "Final" or "Bankable" feasibility study is required to report reserves, the three year history average price is used in any reserve or cash flow analysis to designate reserves and the primary environmental analysis or report must be filed with the appropriate governmental authority.

In addition, the terms "mineral resource", "measured mineral resource", "indicated mineral resource" and "inferred mineral resource" are defined in and required to be disclosed by NI 43-101; however, these terms are not defined terms under SEC Industry Guide 7 and normally are not permitted to be used in reports and registration statements filed with the SEC. Investors are cautioned not to assume that any part or all of mineral deposits in these categories will ever be converted into reserves. "Inferred mineral resources" have a great amount of uncertainty as to their existence, and great uncertainty as to their economic and legal feasibility. It cannot be assumed that all or any part of an inferred mineral resource will ever be upgraded to a higher category. Under Canadian rules, estimates of inferred mineral resources may not form the basis of feasibility or pre-feasibility studies, except in rare cases.

Accordingly, information contained in this report and the documents incorporated by reference herein containing descriptions of our mineral deposits may not be comparable to similar information made public by U.S. companies subject to the reporting and disclosure requirements under the United States federal securities laws and the rules and regulations thereunder.

management discussion and analysis
21

CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2005
(Expressed in United States Dollars)

FINANCIALS 23

DAVIDSON & COMPANY LLP Chartered Accountants A Partnership of Incorporated Professionals

REPORT OF INDEPENDANT REGISTERED PUBLIC ACCOUNTING FIRM

To the Stockholders of Entrée Gold Inc.

We have audited the accompanying consolidated balance sheets of Entrée Gold Inc. as at December 31, 2005 and 2004 and the related consolidated statements of operations and comprehensive loss, stockholders' equity and cash flows for the years then ended and the cumulative period from inception (July 19, 1995) to December 31, 2005. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company as at December 31, 2005 and 2004 and the results of its operations and its cash flows for the years then ended and the cumulative period from inception (July 19, 1995) to December 31, 2005 in conformity with generally accepted accounting principles in the United States of America.

/s/ "Davidson and Company"
Davidson and Company

Vancouver, Canada
March 3, 2006

Chartered Accountants

1. A Member of SC INTERNATIONAL

1200 - 609 Granville Street, P.O. Box 10372, Pacific Centre, Vancouver, BC, Canada, V7Y 1G6
Telephone (604) 687-0947 Fax (604) 687-6172

24 entrée gold inc.

CONSOLIDATED BALANCE SHEETS

(Expressed in United States dollars)

		December 31, 2005		December 31, 2004
ASSETS				
Current				
Cash and cash equivalents	$	21,687,487	$	6,060,371
Receivables		310,888		100,410
Prepaid expenses		169,133		62,514
Total current assets		22,167,508		6,223,295
Equipment (Note 3)		742,560		139,120
Total assets	$	22,910,068	$	6,362,415
LIABILITIES AND STOCKHOLDERS' EQUITY				
Current				
Accounts payable and accrued liabilities	$	502,449	$	198,763
Commitments (Note 11)				
Stockholders' equity				
Common stock, no par value, unlimited number authorized, (Note 5) 69,638,926 (December 31, 2004 - 50,868,066) issued and outstanding		45,423,077		20,692,906
Additional paid-in capital		9,003,859		4,898,250
Accumulated other comprehensive income				
Foreign currency cumulative translation adjustment		1,280,436		180,482
Accumulated deficit during the exploration stage		(33,299,753)		(19,607,986)
Total stockholders' equity		22,407,619		6,163,652
Total liabilities and stockholders' equity	$	22,910,068	$	6,362,415

Nature of operations (Note 1)

The accompanying notes are an integral part of these consolidated financial statements financials 25

CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE LOSS

(Expressed in United States dollars)

	Year Ended December 31, 2005	Year Ended December 31, 2004	Cumulative Period from Inception (July 19, 1995) to December 31, 2005
EXPENSES			
Audit and accounting	$ 65,117	$ 60,974	$ 65,117
Consulting fees (Note 5)	1,158,316	160,986	1,158,316
Depreciation	126,975	24,090	126,975
Escrow shares compensation (recovery) (Notes 5 and 6)	(435,583)	507,440	(435,583)
Foreign exchange (gain) loss	(1,597)	9,421	(1,597)
Legal (Note 5)	396,517	286,276	396,517
Loss on settlement of debt	-	-	-
Management fees (Notes 5 and 6)	1,896,604	581,992	1,896,604
Mineral property interests (Note 4 and 5)	8,393,650	2,700,265	8,339,650
Office and administration (Note 5)	1,563,688	593,760	1,563,686
Regulatory and transfer agent fees	84,937	30,027	84,937
Shareholder communications and investor relations (Note 5)	610,895	565,489	610,895
Travel	206,793	112,096	206,793
Loss from operations	(14,005,712)	(5,626,156)	(33,762,141)
Interest income	313,945	98,042	462,388
Net loss	$ (13,691,767)	$ (5,528,114)	$ (33,299,753)
Comprehensive loss			
Net loss	$ (13,691,767)	$ (5,528,114)	$ (33,299,753)
Foreign currency translation adjustment	1,099,954	132,501	1,280,436
Comprehensive loss	$ (12,591,813)	$ (5,395,613)	$ (32,019,317)
Basic and diluted loss per share	$ (0.23)	$ (0.13)	
Weighted average number of shares outstanding	60,281,810	43,251,697	

26 | 06 entrée gold inc.

CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY

(Expressed in United States dollars)

	Number of Shares	Common Stock	Additional Paid-in Capital	Accumulated Other Comprehensive Income	Accumulated Deficit During the Exploration Stage	Total Stockholders' Equity
Balance, July 19, 1995 (date of inception)	-	$ -	$ -	$ -	$ -	$ -
Shares issued						
Private placements	4,200,000	60,852	-	-	-	60,852
Acquisition of mineral property interests	3,200,000	147,520	-	-	-	147,520
Foreign currency translation adjustment	-	-	-	(756)	-	(756)
Net loss	-	-	-	-	(175,714)	(175,714)
Balance, April 30, 1996	7,400,000	208,372	-	(756)	(175,714)	31,902
Shares issued						
Private placements	3,880,000	274,718	-	-	-	274,718
Foreign currency translation adjustment	-	-	-	(8,568)	-	(8,568)
Net loss	-	-	-	-	(56,250)	(56,250)
Balance, April 30, 1997	11,280,000	483,090	-	(9,324)	(231,964)	241,802
Foreign currency translation adjustment	-	-	-	(5,216)	-	(5,216)
Net loss	-	-	-	-	(33,381)	(33,381)
Balance, April 30, 1998	11,280,000	483,090	-	(14,540)	(265,345)	203,205
Foreign currency translation adjustment	-	-	-	(3,425)	-	(3,425)
Net loss	-	-	-		(40,341)	(40,341)
Balance, April 30, 1999	11,280,000	483,090	-	(17,965)	(305,686)	159,439
Escrow shares compensation	-	-	41,593	-	-	41,593
Exercise of stock options	1,128,000	113,922	-	-	-	113,922
Foreign currency translation adjustment	-	-	-	(896)	-	(896)
Net loss	-	-	-	-	(154,218)	(154,218)
Balance, April 30, 2000	12,408,000	597,012	41,593	(18,861)	(459,904)	159,840
Foreign currency translation adjustment	-	-	-	(5,627)	-	(5,627)
Net loss	-	-	-	-	(18,399)	(18,399)
Balance, April 30, 2001	12,408,000	597,012	41,593	(24,488)	(478,303)	135,814
Foreign currency translation adjustment	-	-	-	(2,561)	-	(2,561)
Net loss	-	-	-	-	(22,490)	(22,490)

-continued-

financials 27

CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY

(Expressed in United States dollars)

	Number of Shares	Common Stock	Additional Paid-in Capital	Accumulated Other Comprehensive Income	Accumulated Deficit During the Exploration Stage	Total Stockholders' Equity
-continued-						
Balance, April 30, 2002	12,408,000	$ 597,012	$ 41,593	$ (27,049)	$ (500,793)	$ 110,763
Shares issued						
Private placements	7,500,000	1,351,055	-	-	-	1,351,055
Exercise of warrants	12,500	3,288	-	-	-	3,288
Agent's finder fee	310,000	39,179	-	-	-	39,179
Finder's fee for mineral property interests	100,000	35,827	-	-	-	35,827
Debt settlement	135,416	45,839	5,252	-	-	51,091
Agent's warrants	-	-	16,877	-	-	16,877
Escrow shares compensation	-	-	40,205	-	-	40,205
Stock-based compensation	-	-	16,660	-	-	16,660
Share issue costs	-	(211,207)	-	-	-	(211,207)
Foreign currency translation adjustment	-	-	-	73,080	-	73,080
Net loss	-	-	-	-	(1,073,320)	(1,073,320)
Balance, April 30, 2003	20,465,916	1,860,992	120,587	46,031	(1,574,113)	453,497
Shares issued						
Private placements and offerings	16,352,942	10,891,160	-	-	-	10,891,160
Exercise of warrants	9,730,372	1,316,664	(6,443)	-	-	1,310,221
Exercise of stock options	95,000	18,730	(4,026)	-	-	14,704
Agent's corporate finance fee	100,000	64,192	8,384	-	-	72,576
Acquisition of mineral property interests (Note 5)	5,000,000	3,806,000	-	-	-	3,806,000
Agent's warrants	-	-	370,741	-	-	370,741
Escrow shares compensation	-	-	1,949,878	-	-	1,949,878
Stock-based compensation	-	-	414,847	-	-	414,847
Share issue costs	-	(1,302,715)	-	-	-	(1,302,715)
Foreign currency translation adjustment	-	-	-	1,950	-	1,950
Net loss	-	-	-	-	(12,505,759)	(12,505,759)

-continued-

28 entrée gold inc.

CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY

(Expressed in United States dollars)

	Number of Shares	Common Stock	Additional Paid-in Capital	Accumulated Other Comprehensive Income	Accumulated Deficit During the Exploration Stage	Total Stockholders' Equity
- continued -						
Balance, December 31, 2003	45,884,230	$ 16,655,023	$ 2,853,968	$ 47,981	$ (14,079,872)	$ 5,477,100
Shares issued						
Private placement	4,600,000	9,846,521	-	-	-	9,846,521
Exercise of warrants	533,836	186,208	(13,197)	-	-	173,011
Exercise of stock options	50,000	26,180	(8,238)	-	-	17,942
Warrants issued for cancellation of price guarantee (Note 5)	-	-	129,266	-	-	129,266
Escrow shares compensation	-	-	405,799	-	-	405,799
Share issue costs	-	(21,026)	-	-	-	(21,026)
Stock-based compensation	-	-	1,530,712	-	-	1,530,712
Foreign currency translation adjustment	-	-	-	132,501	-	132,501
Net loss	-	-	-	-	(5,528,114)	(5,528,114)
Balance, December 31, 2004	50,968,066	20,692,906	4,899,250	180,482	(19,607,986)	6,169,652
Shares issued						
Private placement	7,542,410	13,598,097	-	-	-	13,598,097
Exercise of warrants	10,456,450	10,475,291	-	-	-	10,475,291
Exercise of stock options	772,000	1,238,581	(532,908)	-	-	705,673
Escrow shares compensation	-	-	(435,589)	-	-	(435,589)
Share issue costs	-	(521,798)	-	-	-	(521,798)
Stock-based compensation	-	-	5,074,100	-	-	5,074,100
Foreign currency translation adjustment	-	-	-	1,099,954	-	1,099,954
Net loss	-	-	-	-	(19,691,767)	(19,691,767)
Balance, December 31, 2005	69,638,926	$ 45,423,077	$ 9,003,859	$1,280,436	(39,299,753)	$ 22,407,619

The accompanying notes are an integral part of these consolidated financial statements.

financials 29

CONSOLIDATED STATEMENTS OF CASH FLOWS

(Expressed in United States dollars)

	Year Ended December 31, 2005	Year Ended December 31, 2004	Cumulative Period from Inception (July 19, 1995) to December 31, 2005
CASH FLOWS FROM OPERATING ACTIVITIES			
Net loss	$ (13,691,767)	$ (5,528,114)	$ (33,299,753)
Items not affecting cash:			
Depreciation	126,876	24,090	160,910
Stock-based compensation	5,074,100	1,530,712	7,096,319
Escrow shares compensation (recovery)	(495,589)	405,739	2,001,832
Loss on settlment of debt	-	-	5,252
Warrants issued for cancellation of price guarantee	-	129,266	129,266
Finder's fee paid in stock	-	-	35,827
Mineral property interests paid in stock	-	-	3,806,000
Changes in assets and liabilities:			
Receivables	(199,593)	(21,209)	(900,003)
Prepaid expenses	(100,743)	(27,534)	(169,257)
Accounts payable and accrued liabilities	286,302	69,315	590,904
Net cash used in operating activities	(8,940,909)	(3,417,734)	(20,056,703)
CASH FLOWS FROM FINANCING ACTIVITIES			
Proceeds from issuance of capital stock	24,719,061	4,037,474	42,923,975
Share issue costs	(521,798)	(21,026)	(1,557,374)
Net cash provided by finacing activities	24,197,263	4,016,448	41,366,601
CASH FLOWS FROM INVESTING ACTIVITIES			
Acquisition of equipment	(729,815)	(126,399)	(903,470)
Net cash used in investing activities	(729,815)	(126,399)	(903,470)
Effect of foreign currency translation on cash and cash equivalents	1,100,577	132,501	1,281,059
Change in cash and cash equivalents during the period	15,627,116	604,876	21,687,487
Cash and cash equivalents, beginning of period	6,060,371	5,455,495	-
Cash and cash equivalents, end of period	$ 21,687,487	$ 6,060,371	$ 21,687,487
Cash paid for interest during the period	$ -	$ -	$ -
Cash paid for income taxes during the period	$ -	$ -	$ -

Supplemental disclosure with respect to cashflows (Note 10)

The accompanying notes are an integral part of these consolidated financial statements

30 entrée gold inc.

NOTES TO THE CONSOLIDATED
FINANCIAL STATEMENTS
DECEMBER 31, 2005
(Expressed in United States dollars)

ᠮᠣᠩᠭᠣᠯ ᠤᠯᠤᠰ

1 NATURE OF OPERATIONS

The Company was incorporated under the laws of the Province of British Columbia and continued under the laws of the Yukon Territory. On May 27, 2005, the Company changed the governing jurisdiction from the Yukon Territory to British Columbia by continuing into British Columbia under the British Columbia Business Corporation Act. The Company's principal business activity is the exploration of mineral property interests. Effective October 10, 2002, pursuant to a special resolution passed by the shareholders of the Company, the Company changed its name from Entrée Resources Inc. to Entrée Gold Inc. and consolidated its share capital on a 2:1 basis (Note 5). In December 2003, the Company changed its fiscal year end from April 30 to December 31. To date, the Company has not generated significant revenues from its operations and is considered to be in the exploration stage.

All amounts are expressed in United States dollars, except for certain per share amounts denoted in Canadian dollars ("C$").

2 SIGNIFICANT ACCOUNTING POLICIES

Principles of consolidation

These consolidated financial statements have been prepared in conformity with generally accepted accounting principles in the United States of America and include the accounts of the Company and its wholly-owned Mongolian subsidiary, Entrée LLC. All significant inter-company transactions and balances have been eliminated upon consolidation. These consolidated financial statements conform in all material respects with Canadian generally accepted accounting principles ("Canadian GAAP") except as described in Note 13.

Use of estimates

The preparation of consolidated financial statements in conformity with generally accepted accounting principles in the United States of America requires management to make estimates and assumptions that affect the reported amount of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amount of revenues and expenses during the period. Actual results could differ from these estimates.

Cash and cash equivalents

Cash and cash equivalents include highly liquid investments with original maturities of three months or less. To limit its credit risk exposure for amounts in excess of federally insured limits, the Company places its deposits with financial institutions of high credit standing.

Equipment

Equipment, consisting of office, computer, field equipment and buildings, is recorded at cost less accumulated depreciation. Depreciation is recorded on a declining balance basis at rates ranging from 20% to 30% per annum.

FINANCIALS 31

NOTES TO THE CONSOLIDATED
FINANCIAL STATEMENTS
DECEMBER 31, 2005
(Expressed in United States dollars)

2 SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Mineral property interests

Costs of acquisition, exploration, carrying and retaining unproven properties are expensed as incurred.

Asset retirement obligation

The Company records the fair value of the liability for closure and removal costs associated with the legal obligations upon retirement or removal of any tangible long-lived assets in accordance with Statements of Financial Accounting Standards No. 143, "Accounting for Asset Retirement Obligations". The initial recognition of any liability will be capitalized as part of the asset cost and depreciated over its estimated useful life. To date, the Company has not incurred any asset retirement obligations.

Impairment of long-lived assets

Long-lived assets are continually reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to future net cash flows expected to be generated by the asset. If such assets are considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying amount of the assets exceeds the fair value of the assets.

Escrow shares

Shares placed in escrow in connection with an initial public offering which are to be released upon achievement of certain performance criteria are considered to be contingently issueable and compensatory in nature. Accordingly, the difference between the fair value of these shares, being the trading price of the Company's publicly traded common shares, at the time they are released from escrow and their original issue price is accounted for as compensation expense in the period of release.

As described in Note 5, certain of the Company's escrow shares were transferred to a Trustee for the benefit of future employees, officers and directors of the Company. As these performance escrow shares are considered compensatory in nature, the Company records a compensation benefit at fair value, being the trading price of the Company's publicly traded common shares, when a portion or all of the these performance escrow shares are allocated to specific individuals and adjusts this compensation benefit to fair value at the end of each respective reporting period until the performance escrow shares are released from escrow.

Stock-based compensation

The Company accounts for stock-based employee compensation in accordance with Statements of Financial Accounting Standards No. 123, "Accounting for Stock-Based Compensation" whereby the Company uses the fair value based method of accounting for stock-based employee compensation.

The Company accounts for stock-based compensation issued to non-employees in accordance with the provisions of SFAS 123 and the consensus in Emerging Issues Task Force No. 96-18, "Accounting for Equity Instruments that are Issued to Other Than Employees for Acquiring or in Conjunction with Selling, Goods or Services" ("EITF 96-18").

Income taxes

The Company follows the asset and liability method of accounting for income taxes in accordance with Statements of Financial Accounting Standards No. 109, "Accounting for Income Taxes". Under this method, future income taxes are recognized for the future income tax consequences attributable to differences between the financial statement carrying values of existing assets and liabilities and their respective income tax bases (temporary differences). Future income tax assets and liabilities are measured using enacted income tax rates expected to apply to taxable income in the years in which temporary differences are expected to be recovered or settled. The effect on future income tax assets and liabilities of a change in tax rates is included in income in the period in which the change occurs. The amount of future income tax assets recognized is limited to the amount that is more likely than not to be realized.

Foreign currency translation

The functional currency of the Company and its wholly-owned subsidiary is the Canadian dollar. Accordingly, monetary assets and liabilities denominated in a foreign currency are translated at the exchange rate in effect at the balance sheet date while non-monetary assets and liabilities denominated in a foreign currency are translated at historical rates. Revenue and expense items denominated in a foreign currency are translated at exchange rates prevailing when such items are recognized in the statement of operations. Exchange gains or losses arising on translation of foreign currency items are included in the statement of operations.

The Company follows the current rate method of translation with respect to its presentation of these consolidated financial statements in the reporting currency, being the United

32 ENTRÉE GOLD INC.

NOTES TO THE CONSOLIDATED
FINANCIAL STATEMENTS
DECEMBER 31, 2005
(Expressed in United States dollars)

2 SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

States dollar. Accordingly, assets and liabilities are translated into U.S. dollars at the period-end exchange rates while revenue and expenses are translated at the prevailing exchange rates during the period. Related exchange gains and losses are included in a separate component of stockholder's equity as accumulated other comprehensive income.

Net loss per share

Basic net loss per share is computed by dividing the net loss for the period attributable to common stockholders by the weighted average number of shares of common stock outstanding during the period. Diluted net loss per share takes into consideration shares of common stock outstanding (computed under basic loss per share) and potentially dilutive shares of common stock. Diluted net loss per share is not presented separately from basic net loss per share as the conversion of outstanding stock options and warrants into common shares would be anti-dilutive. At December 31, 2005, the total number of potentially dilutive shares of common stock excluded from basic net loss per share was 16,275,410 (December 31, 2004 - 22,340,170).

Shares that remain in escrow are excluded from the weighted average number of shares of common stock. The number of shares held in escrow excluded from the weighted average number of shares of common stock was nil (December 31, 2004 - 3,510,900).

Recent accounting pronouncements

In December 2004, FASB issued Statement of Financial Accounting Standards No. 123R, "Share Based Payment" ("SFAS 123R"). SFAS 123R supersedes APB 25 and its related implementation guidance by requiring entities to recognize the cost of employee services received in exchange for awards of equity instruments based on the grant-date fair value of those awards (with limited exceptions) and revises SFAS 123 as follows:

i. Public entities are required to measure liabilities incurred to employees in share-based payment transactions at fair value and non-public entities may elect to measure their liabilities to employees incurred in share-based payment transactions at their intrinsic value, whereas under SFAS 123 all share based payment liabilities were measured at their intrinsic value.

ii. Non-public entities are required to calculate fair value using an appropriate industry sector index for the expected volatility of its share price, if it is not practicable to estimate the expected volatility of the entity's share price.

iii. Entities are required to estimate the number of instruments for which the requisite service is expected to be rendered as opposed to accounting for forfeitures as they occur.

iv. Incremental compensation cost for a modification of the terms or conditions of an award is measured by comparing the fair value of the modified award with the fair value of the award immediately before the modification, whereas SFAS 123 required that the effect of a modification be measured as the difference between the fair value of the modified award at the date it is granted and the award's value immediately before the modification, determined based on the shorter of (1) its remaining initially estimated expected life or (2) the expected life of the modified award.

SFAS 123R also clarifies and expands guidance in several areas, including measuring fair value, classifying an award as equity or a liability and attributing compensation cost to reporting periods. SFAS 123R does not change the accounting guidance for share-based payment transactions with parties other than employees provided in SFAS 123 as originally issued in EITF 96-18. SFAS 123R also does not address the accounting for employee share ownership plans which are subject to Statement of Position 93-6, "Employers' Accounting for Employee Stock Ownership Plans". Public entities (other than those filing as small business issuers) will be required to apply SFAS 123R as of the first annual reporting period that begins after June 15, 2005. Public entities that file as small business issuers will be required to apply SFAS 123R in the first annual reporting period that begins after December 15, 2005. For non-public entities, SFAS 123R must be applied as of the beginning of the first annual reporting period beginning after December 15, 2005.

In May 2005, FASB issued Statement of Financial Accounting Standards No. 154 Accounting Changes and Error Corrections – A Replacement of APB Opinion No. 20 and FASB Statement No. 3 ("SFAS 154"), which is effective for fiscal years ending after December 15, 2005. SFAS 154 requires that changes in accounting policy be accounted for on a retroactive basis.

The adoption of these new pronouncements are not expected to have a material effect on the Company's consolidated financial position or results of operations.

Comparative figures

Certain of the comparative figures have been reclassified to conform with the presentation in the current year.

FINANCIALS
33

NOTES TO THE CONSOLIDATED
FINANCIAL STATEMENTS
DECEMBER 31, 2005
(Expressed in United States dollars)

3 EQUIPMENT

	December 31, 2005			December 31, 2004		
	Cost	Accumulated Depreciation	Net Book Value	Cost	Accumulated Depreciation	Net Book Value
Office equipment	$ 57,453	$ 10,836	$ 46,617	$ 17,803	$ 3,964	$ 13,839
Computer equipment	214,621	92,297	122,324	38,422	20,215	18,207
Field equipment	309,133	17,238	291,895	117,431	10,357	107,074
Buildings	322,264	40,540	281,724	-	-	-
	$ 903,471	$ 150,911	$ 742,560	$ 173,656	$ 34,536	$ 139,120

4 MINERAL PROPERTY INTERESTS

Title to mineral property interests involves certain inherent risks due to the difficulties of determining the validity of certain claims as well as the potential for problems arising from the frequently ambiguous conveyancing history characteristic of many mineral property interests. The Company has investigated title to its mineral property interests and, to the best of its knowledge, title to the mineral property interests are in good standing.

Each of our exploration licenses was granted by the Mineral Resources and Petroleum Authority of Mongolia for an initial term of three years, subject to a right to renew for two successive 2-year renewals (for a cumulative total of seven years). Mongolian exploration licenses are maintained in good standing by payment to the Mineral Resources and Petroleum Authority of Mongolia of set annual fees escalating from $0.05 to $1.50 per hectare over the course of the potential seven year tenure.

Two of the three licenses that comprise Lookout Hill were issued April 3, 2001 and were renewed for the second of their two year renewals in March, 2006. The third Lookout Hill license was issued March 30, 2001 and was renewed for the second of its two-year renewals in March, 2006. The Manlai license was issued March 9, 2001 and renewed for the second of its two-year renewals in March, 2006. The Khatsavch license was issued to the original owner on October 31, 2003 and transferred to the company in August, 2004.

Under the terms of an option agreement completed in July, 2002, the Company had the right to acquire up to a 60% interest in three mineral concessions (collectively, the "Lookout Hill Property"), located in southern Mongolia, from Mongol Gazar Co., Ltd. ("Mongol Gazar"), the Mongolian owner. In November 2003, pursuant to an amended purchase agreement which replaced the previous option agreement and all obligations thereunder, the Company acquired from Mongol Gazar a 100% interest in the Lookout Hill Property. As consideration, the Company paid $5,500,000, issued 5,000,000 common shares at a value of $3,806,000 and agreed to pay Mongol Gazar the amount, if any, by which the net proceeds from the sale of the 5,000,000 shares issued to Mongol Gazar in this transaction, is less than $5,000,000 (the "Minimum Price Guarantee"). For the above purchase price, the Company also acquired a 100% interest in a fourth mineral concession (the "Manlai" Property") located in southern Mongolia.

On April 20, 2004, subject to TSX Venture Exchange ("TSX-V") regulatory approval which was received on June 14, 2004, the Company agreed to issue non-transferable warrants to purchase up to 250,000 shares of the Company (issued) at a price of C$1.05

34 entree gold inc.

NOTES TO THE CONSOLIDATED
FINANCIAL STATEMENTS
DECEMBER 31, 2005
(Expressed in United States dollars)

4 MINERAL PROPERTY INTERESTS (CONTINUED)

per share for two years to Mongol Gazar, in satisfaction of the Minimum Price Guarantee previously provided to Mongol Gazar. The fair value of the warrants was estimated to be $129,266. In addition, Mongol Gazar agreed to transfer to the Company's subsidiary, Entrée LLC, its 100% interest in an exploration licence located in Khanbogd, Omnogovi, Mongolia (the "Khatsavch" property).

In October, 2004, the Company granted to Ivanhoe Mines Ltd. ("Ivanhoe") the right to earn, over an eight year period, a participating interest in a certain portion of its Lookout Hill Property (the "Project Property"). Under the agreement, Ivanhoe must spend a minimum of $3 million in order to earn surface rights in the Project Property and a minimum of $20 million in order to earn any mineral rights interest in the Project Property and may acquire up to an 80% interest in mineralization below a depth of 560 metres and a 70% interest in mineralization above a depth of 560 metres by spending $35 million. Thereafter, the Company has the right to require Ivanhoe to fund its share of subsequent project costs through to production, to be recovered from production cash flow. The agreement with Ivanhoe also provided for Ivanhoe to subscribe for 4,600,000 units of the Company at a price of C$1.00 per unit (completed in November 2004).

The Company's exploration licenses begin to expire in March 2008 through to October 2010. The total estimated annual fees in order to maintain these licenses in good standing is approximately $240,000.

FINANCIALS 35

NOTES TO THE CONSOLIDATED
FINANCIAL STATEMENTS
DECEMBER 31, 2005
(Expressed in United States dollars)

Mineral property interest costs incurred are summarized as follows

		Year Ended December 31, 2005		Year Ended December 31, 2004		Cumulative Year Ended December 31, 2005
Lookout Hill:						
Acquisition	$	186,719	$	273,126		10,047,695
Assaying, testing and analysis		415,991		299,902		760,444
Camp and field supplies		1,317,017		594,972		2,199,184
Drilling		2,052,921		560,714		2,603,635
Geological and geophysical		2,452,632		812,166		3,903,254
Travel and accommodation		214,319		141,128		467,649
		6,639,599		2,612,008		20,001,861
Ulziit Uul:						
Acquisition		7,057		5,284		12,341
Assaying, testing and analysis		84,166		36,595		119,761
Camp and field supplies		533,605		13,096		546,701
Drilling		416,037		-		416,037
Geological and geophysical		623,153		-		623,153
Travel and accommodation		30,022		3,073		34,095
		1,694,040		58,048		1,752,088
Khatsavch:						
Acquisition		17		49		66
		17		49		66
Other						
Geological and geophysical		-		30,160		262,492
		-		30,160		262,492
	$	8,333,656	$	2,700,265	$	22,016,507

36 entrée gold inc.

NOTES TO THE CONSOLIDATED
FINANCIAL STATEMENTS
DECEMBER 31, 2005
(Expressed in United States dollars)

5 COMMON STOCK

In October 2002, the Company consolidated its issued share capital on a two old shares for one new share basis. Authorized share capital remained unchanged. All references to share and per share amounts in these consolidated financial statements have been adjusted accordingly.

In May 2004, the Company received shareholder approval to amend its Articles to increase the authorized share capital of the Company from 100,000,000 common shares without par value to an unlimited number of common shares without par value.

Share issuances

In July 1995, the Company completed a private placement consisting of 4,200,000 common shares issued at a price of C$0.02 per share for gross proceeds of $60,852.

In July 1995, the Company issued 3,200,000 shares at a value of $147,520 for the acquisition of a mineral property interest in Costa Rica. This mineral property was abandoned in 2001.

In January 1997, the Company completed a private placement consisting of 1,680,000 common shares issued at a price of C$0.06 per share for gross proceeds of $77,559.

In April 1997, the Company completed a private placement consisting of 2,200,000 common shares issued at a price of C$0.12 per share for gross proceeds of $197,165.

In February 2000, the Company issued 1,128,000 common shares for cash proceeds of $113,922 on the exercise of stock options.

In September 2002, the Company completed a brokered private placement consisting of 4,000,000 units issued at a price of C$0.20 per unit for gross proceeds of $505,520. Each unit consisted of one common share and one-half non-transferable share purchase warrant. Each whole share purchase warrant entitled the holder to acquire one additional common share at a price of C$0.40 per share for a period of one year. As part of this private placement, the Company issued 310,000 units as a finder's fee to the agent. Each agent's unit consisted of one common share and one-half non-transferable share purchase warrant whereby each whole share purchase warrant entitled the agent to acquire one additional common share at a price of C$0.40 per share for a period of one year. Related share issue costs of $112,338 were comprised of cash costs totalling $72,556 and the fair value of 310,000 units estimated at $39,782, of which $39,178 was assigned to the common shares and $604 was assigned to the warrants.

In January 2003, the Company completed a combination brokered and non-brokered private placement consisting of 2,500,000 units issued at a price of C$0.35 per unit for gross proceeds of $569,975. Each unit consisted of one common share and one-half non-transferable share purchase warrant. Each whole share purchase warrant entitled the holder to acquire one additional common share at a price of C$0.40 per share for a period of one year. As part of this private placement, the Company issued 329,723 agent's warrants whereby each warrant entitled the agent to acquire one additional common share at a price of C$0.40 per share for a period of one year. Related share issue costs of $94,461 were comprised of cash costs totalling $78,188 and the fair value of the agents warrants estimated at $16,273.

In January 2003, the Company issued 100,000 common shares at a value of $35,827 as a finder's fee towards the acquisition of mineral property interests (Note 4).

In February 2003, the Company issued 12,500 common shares for proceeds of $3,288 on the exercise of warrants.

In March 2003, the Company issued 135,416 common shares at a value of $45,839 and 67,708 non-transferable share purchase warrants with a value of $5,252 to settle accounts payable totalling $45,839 resulting in a loss on settlement of $5,252. Each share purchase warrant entitled the holder to acquire one additional common share at a price of C$0.60 per share for a period of one year.

In April 2003, the Company completed a non-brokered private placement consisting of 1,000,000 units issued at a price of C$0.40 per unit for proceeds of $275,560. Each unit consisted of one common share and one non-transferable share purchase

FINANCIALS 37

NOTES TO THE CONSOLIDATED
FINANCIAL STATEMENTS
DECEMBER 31, 2005
(Expressed in United States dollars)

5 COMMON STOCK (CONTINUED)

Share issuances (cont'd...)

warrant. Each share purchase warrant entitled the holder to acquire one additional common share at a price of C$0.50 per share for the first year and at C$0.60 per share for the second year. The Company incurred costs of $4,408 with respect to this private placement.

In August 2003, the Company completed a non-brokered private placement consisting of 2,000,000 common shares issued at a price of C$0.20 per share for gross proceeds of $288,360. Related share issue costs of $15,270 were charged as a reduction to the gross proceeds raised on the non-brokered private placement.

In October 2003, the Company completed a short-form offering and issued 2,352,942 units at a price of C$0.85 per unit for gross proceeds of $1,510,400. Each unit consisted of one common share and one-half of one non-transferable share purchase warrant. Each whole share purchase warrant allowed the holder to purchase one additional common share at an exercise price of C$1.06 on or before October 22, 2005. The agent for the offering was paid a cash commission of 8.5% of the gross proceeds received, or $128,384, in respect of units sold and received agent's warrants to acquire common shares equal to 10% of the number of units sold, or 235,294 warrants. The agent's warrants allowed the agent to purchase one additional common share at an exercise price of C$0.95 per share on or before October 22, 2004. The agent was also issued 100,000 units as a corporate finance fee. Each agent's unit consisted of one common share and one-half of one non-transferable share purchase warrant. Each whole share purchase warrant allowed the agent to purchase one additional common share at an exercise price of C$0.95 on or before October 22, 2004. Related share issue costs of $296,296 were comprised of cash costs totalling $164,004 and the fair value of 100,000 agents units estimated at $72,576 and the fair value of 235,294 agent's warrants estimated at $59,716. The fair value of the agent's units of $72,576 consisted of $64,192 assigned to the common shares and $8,384 assigned to the warrants.

In October 2003, the Company completed a brokered private placement consisting of 12,000,000 units at a price of C$1.00 per unit for gross proceeds of $9,092,400. Each unit consisted of one common share and one-half of one non-transferable share purchase warrant. Each whole share purchase warrant allowed the holder to purchase one additional common share at an exercise price of C$1.35 on or before October 31, 2005. The agent for the offering was paid a cash commission of 6.5% of the gross proceeds received in respect of units sold by the agent up to 11,500,000 units, or $566,981, and received 920,000 agent's warrants. The agent's warrants allowed the agent to purchase one additional common share at an exercise price of C$1.35 per share on or before April 30, 2005. Related share issue costs of $991,149 were comprised of cash costs totalling $680,124 and the fair value of the agents warrants estimated at $311,025.

In November 2003, the Company issued 5,000,000 shares at a value of $3,806,000 for the acquisition of a mineral property interest (Note 4).

38 entrée gold inc.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2005
(Expressed in United States dollars)

5 COMMON STOCK (CONTINUED)

Share issuances (cont'd...)

During the eight month period ended December 31, 2003 the Company issued 9,730,972 common shares for cash proceeds of $1,310,221 on the exercise of warrants. The warrants exercised had a corresponding fair value of $6,443 when issued which has been transferred from additional paid-in capital to common stock on the exercise of the warrants.

During the eight month period ended December 31, 2003, the Company issued 35,000 common shares for cash proceeds of $14,704 on the exercise of stock options. The fair value recorded when the options were granted of $4,026 has been transferred from additional paid-in capital to common stock on the exercise of the options.

In January 2004, the Company issued 50,000 common shares for cash proceeds of $17,942 on the exercise of stock options. The fair value recorded when the options were granted of $8,238 has been transferred from additional paid-in capital to common stock on the exercise of the options.

In November 2004, the Company completed a non-brokered private placement consisting of 4,600,000 units at a price of C$1.00 per unit for gross proceeds of $3,846,521. Each unit consisted of one common share and one non-transferable share purchase warrant. Each share purchase warrant entitles the holder to purchase one additional common share at a price of C$1.10 on or before November 9, 2006. Pursuant to an agreement with the Company, the placee, being Ivanhoe, has a pre-emptive right to such percentage of any future offering of securities by the Company to enable them to preserve their pro-rata ownership interest in the Company after their acquisiton of these 4,600,000 units. Related share issue costs were comprised of cash costs totalling $21,026.

During the year ended December 31, 2004, the Company issued 539,836 common shares for cash proceeds of $173,011 on the exercise of warrants. Certain of the warrants exercised had a corresponding fair value of $13,197 when issued which has been transferred from additional paid-in capital to common stock on the exercise of the warrants.

In June 2005, the Company completed a non-brokered private placement consisting of 5,665,730 units at a price of C$2.20 per unit for gross proceeds of $10,170,207. Each unit consisted of one common share, one non-transferable share purchase A warrant and one non-transferable share purchase B warrant. Two A warrants entitle the holder to purchase one common share of the Company at a price of C$2.75 for a period of 2 years. Two B warrants entitle the holder to purchase one common share of the Company at a price of C$3.00 for a period of two years. Pursuant to an agreement with the Company, the placee, Kennecott Canada Exploration Inc. (indirect wholly-owned subsidiary of Rio Tinto plc) has the right to acquire additional securities and participate in future financings by the Company so as to maintain its proportional equity in the Company. Related share issue costs were comprised of cash costs totalling $521,798.

In July 2005, the Company completed a non-brokered private placement consisting of 1,876,680 units at a price of C$2.20 per unit for gross proceeds of $3,367,890. Each unit

FINANCIALS 39

NOTES TO THE CONSOLIDATED
FINANCIAL STATEMENTS
DECEMBER 31, 2005
(Expressed in United States dollars)

5 COMMON STOCK (CONTINUED)

Share issuances (cont'd...)

consisted of one common share, one non-transferable share purchase A warrant and one non-transferable share purchase B warrant. Two A warrants entitle the holder to purchase one common share of the Company at a price of C$2.75 for a period of 2 years. Two B warrants entitle the holder to purchase one common share of the Company at a price of C$3.00 for a period of two years. During the year ended December 31, 2005, the Company issued 10,456,450 common shares for cash proceeds of $10,475,291 on the exercise of warrants.

During the year ended December 31, 2005, the Company issued 772,000 common shares for cash proceeds of $705,673 on the exercise of stock options. The fair value recorded when the options were granted of $532,908 has been transferred from additional paid–in capital to common stock on the exercise of the options.

Escrow shares

Included in issued capital stock at December 31, 2004 were 3,510,900 common shares which were subject to escrow agreements and would not be released, transferred or assigned without the consent of the regulatory authorities at the TSX-V. On March 3, 2005, the Company became a Tier 1 Issuer on the TSX-V and as a result 2,280,900 shares were released from escrow.

The remaining 1,230,000 common shares that were subject to escrow agreement were released in April, 2005 upon meeting additional performance requirements relating to exploration expenditures on the Company's mineral property interests.

Performance escrow shares

During the year ended April 30, 2000, 270,000 performance escrow shares of 3,000,000 shares originally placed in escrow in connection with an initial public offering with a value of $41,593 were released from escrow.

During the year ended April 30, 2003, the Company, a Trustee and the owner of the remaining 2,790,000 performance escrow shares entered into a Share Purchase Agreement and Trust Deed whereby these performance escrow shares were transferred to the Trustee, on behalf of the Company, for the purpose of making the performance escrow shares available to present and future principals of the Company. In November 2003, the Company, Trustee and owner entered into a Restated Share Purchase Agreement and Trust Deed that clarified and corrected the terms and intent of the original agreement. Pursuant to these agreements, the Company acquired and immediately transferred these performance escrow shares to the Trustee for the benefit of current and future employees, officers and directors of the Company (the "2,790,000 Trustee Shares").

In July 2002, the Company entered into an agreement with the president of the Company for the receipt of certain escrow shares in exchange for services provided to the Company. The agreement was replaced with an employment agreement dated November 1, 2003. At December 31, 2004, under the terms of the agreements, a cumulative total of 625,000 performance escrow shares of the 2,790,000 Trustee Shares had been allocated to the president of the Company. In May 2004, 310,439 performance escrow shares allocated to the president of the Company were released from escrow and marked-to-market at the date of release at a final value of $252,246. In August 2004, an additional 310,439 performance escrow shares allocated to the president of the Company were released from escrow and marked-to-market at the date of release at a final value of $129,559.

During the eight month period ended December 31, 2003, the Trustee allocated an additional 905,000 performance escrow shares of the 2,790,000 Trustee Shares to directors of the Company. In May 2004, 109,891 performance escrow shares allocated to directors were released from

40 entrée gold inc.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2005
(Expressed in United States dollars)

5 COMMON STOCK (CONTINUED)

Escrow shares (cont'd...)

escrow and marked-to-market at the date of release at a final value of $69,291. In August 2004, an additional 109,891 performance escrow shares allocated to the directors were released from escrow and marked-to-market at the date of release at a final value of $44,241.

In October, 2004 the Company allocated the final 1,200,000 performance escrow shares of the 2,730,000 Trustee Shares to directors, officers and employees of the Company.

In April 2005, the remaining 1,230,000 performance escrow shares allocated to the president of the Company and to the directors and employees were released from escrow and marked-to-market at the date of release at a final total value of $1,028,001.

At December 31, 2005, all performance escrow shares had been released from escrow. At December 31, 2004, there were 1,230,000 performance escrow shares that, although allocated, had not been released from escrow of which 4,122 performance escrow shares allocated to the president under employment agreement had a value of $4,902 and 1,225,878 performance escrow shares allocated to directors and employees had a value of $1,458,682.

The total escrow compensation expense (recovery) has been recorded in the consolidated financial statements as follows with corresponding additional paid-in capital recorded in stockholders' equity:

	Year Ended December 31, 2005	Year Ended December 31, 2004	Cumulative Year Ended December 31, 2005
Escrow shares allocated to president pursuant to employment agreement:			
Mineral property interests expense (recovery)	$ -	$ (101,701)	$ 169,280
Escrow shares compensation expense (recovery)	(1,453)	(329,115)	211,394
	(1,453)	(430,816)	380,674
Escrow shares allocated to directors, officers, and employees:			
Escrow shares compensation expense (recovery)	(434,130)	836,555	1,579,565
	$ (435,583)	$ 405,739	$ 1,960,239

FINANCIALS 41

NOTES TO THE CONSOLIDATED
FINANCIAL STATEMENTS
DECEMBER 31, 2005
(Expressed in United States dollars)

5 COMMON STOCK (CONTINUED)

Share purchase warrants

Share purchase warrant transactions are summarized as follows:

	Number of Shares		Weighted Average Exercise Price (C$)
Balance as at December 31, 2003	9,491,329	$	1.18
Issued	4,850,000		1.10
Expired	(893,217)		0.61
Exercised	(533,836)		0.41
Balance as at December 31, 2004	12,914,270		1.22
Issued	7,542,410		2.88
Expired	(2,207,820)		1.26
Exercised	(10,456,450)		1.22
Balance as at December 31, 2005	7,792,410	$	2.82

As at December 31, 2005, the following share purchase warrants were outstanding and exercisable:

Number of Shares	Exercise Price (C$)	Expiry Date
250,000	1.05	April 20, 2006
2,832,865	2.75	June 29, 2007
2,832,865	3.00	June 29, 2007
938,340	2.75	July 7, 2007
938,340	3.00	July 7, 2007
7,792,410		

In April, 2004, the Company issued non-transferable warrants to purchase up to 250,000 shares of the Company (issued) at a price of C$1.05 per share for two years to Mongol Gazar, in satisfaction of the Minimum Price Guarantee previously provided to Mongol Gazar. The fair value of the warrants was estimated to be $129,266.

ENTRÉE GOLD INC.
42

NOTES TO THE CONSOLIDATED
FINANCIAL STATEMENTS
DECEMBER 31, 2005
(Expressed in United States dollars)

5 COMMON STOCK (CONTINUED)

Share purchase warrants (cont'd...)

The following weighted-average assumptions were used for the Black-Scholes valuation of warrants issued in satisfaction of the Minimum Price Guarantee (Note 4) during the year ended December 31, 2004.

Risk-free interest rate	2.69%
Expected life of warrants	2.0 years
Annualized volatility	121%
Dividend rate	0.00%

Stock options

During the year ended April 30, 2003, the Company adopted a stock option plan (the "Plan") to grant options to directors, officers, employees and consultants. Under the Plan, as amended in May 2005, the Company may grant options to acquire up to 10,176,613 common shares of the Company. Options granted can have a term up to ten years and an exercise price typically not less than the Company's closing stock price at the date of grant.

On March 9, 2005, the Company became a Tier 1 Issuer on the TSX-V and, as a result, all previously issued stock options became fully vested except those granted to investor relations consultants, which included a twelve month vesting period. As a Tier 1 Issuer, future stock options granted may vest upon grant except those granted to investor relations consultants which must have a minimum 12 month vesting period.

Stock option transactions are summarized as follows:

	Number of Shares	Weighted Average Exercise Price (C$)
Balance as at December 31, 2003	2,785,000	$ 0.92
Granted	3,180,000	1.09
Exercised	(50,000)	0.46
Repriced	(210,000)	2.21
	210,000	1.15
Balance as at December 31, 2004	5,915,000	1.03
Granted	3,340,000	1.67
Exercised	(772,000)	1.09
Balance as at December 31, 2005	8,483,000	1.28

The weighted average fair value per stock option granted during the year ended December 31, 2005 was C$0.95 (December 31, 2004 - C$1.10). The number of stock options exercisable at December 31, 2005 was 8,464,250 (December 31, 2004 - 9,708,750).

FINANCIALS 43

Notes to the Consolidated Financial Statements
December 31, 2005
(Expressed in United States dollars)

5 Common Stock (continued)

Stock options (cont'd...)

In November 2004, the Company repriced 210,000 stock options previously granted from C$2.21 to C$1.15. The fair value of the 210,000 increased by $21,568 and the increased stock-based compensation will be recognized over the remaining vesting period for the options. The expiry date of the options remains November 1, 2006.

At December 31, 2005, the following stock options were outstanding:

Number of Shares	Exercise Price (C$)	Expiry Date
210,000	$1.15	November 1, 2006
715,000	0.46	August 26, 2007
50,000	0.34	December 3, 2007
510,000	0.60	January 30, 2008
775,000	1.00	September 18, 2008
175,000	2.32	November 13, 2008
595,000	1.24	February 11, 2009
1,525,000	1.15	November 12, 2009
75,000	1.20	November 24, 2009
600,000	1.25	December 17, 2009
400,000	1.28	January 7, 2010
175,000	1.19	March 3, 2010
63,000	1.48	May 24, 2010
2,470,000	1.75	June 9, 2010
100,000	2.00	August 15, 2010
25,000	1.66	August 25, 2010
20,000	1.85	September 28, 2010
8,483,000		

Stock-based compensation

The fair value of stock options granted during the year ended December 31, 2005 was $2,556,814 (December 31, 2004 - $9,490,336) which is being recognized over the options vesting periods. Total stock-based compensation recognized during the year ended entrée gold inc.
44

NOTES TO THE CONSOLIDATED
FINANCIAL STATEMENTS
DECEMBER 31, 2005
(Expressed in United States dollars)

5 COMMON STOCK (CONTINUED)

Stock-based compensation (cont'd...)

December 31, 2005 was $5,074,100 (December 31, 2004 - $1,530,712) which has been recorded in the consolidated statements of operations as follows with corresponding additional paid-in capital recorded in stockholders' equity:

	Year Ended December 31, 2005	Year Ended December 31, 2004	Cumulative Year Ended December 31, 2005
Consulting fees	$ 1,056,854	$ 160,398	$ 1,257,544
Legal	158,292	60,789	250,756
Management fees	1,899,394	534,251	2,547,548
Mineral property interests	1,007,992	187,811	1,267,812
Office and administration	753,894	267,437	1,048,177
Stockholder communications and investor relations	257,674	320,038	664,681
	$ 5,074,100	$ 1,530,712	$ 7,036,918

The following weighted-average assumptions were used for the Black-Scholes valuation of stock options granted:

	Year Ended December 31, 2005	Year Ended December 31, 2004
Risk-free interest rate	2.85%	3.66%
Expected life of options	5.0	4.8
Annualized volatility	60%	155%
Dividend rate	0.00%	0.00%

6 RELATED PARTY TRANSACTIONS

The Company entered into the following transactions with related parties:

a) Recognized an expense (recovery) of $(1,453) (December 31, 2004 – $(430,816)) from certain performance escrow shares allocated to the president of the Company (Note 5) which

FINANCIALS 45

NOTES TO THE CONSOLIDATED
FINANCIAL STATEMENTS
DECEMBER 31, 2005
(Expressed in United States dollars)

6 RELATED PARTY TRANSACTIONS (CONTINUED)

have been recorded as escrow shares compensation expense (recovery) of $(1,459) (December 31, 2004 - $(329,115)) and mineral property interest costs of $Nil (December 31, 2004 – $(101,701)). In addition, compensation expense (recovery) of $(494,130) (December 31, 2004 - $836,555) was recognized during the current year from certain performance escrow shares allocated to directors, officers and employees of the Company (Note 5) which has been recorded as escrow shares compensation expense (recovery) of $(494,130) (December 31, 2004 - $836,555).

b) Paid or accrued management fees of $53,080 (December 31, 2004 - $47,741) to directors and officers of the Company.

These transactions were in the normal course of operations and were measured at the exchange amount which represented the amount of consideration established and agreed to by the related parties.

7 SEGMENT INFORMATION

The Company operates in one business segment being the exploration of mineral property interests.

Geographic information is as follows:

	December 31, 2005	December 31, 2004
Identifiable assets		
Canada	$ 22,167,229	$ 6,233,005
Mongolia	742,839	129,410
	$ 22,910,068	$ 6,362,415

	Year Ended December 31, 2005	Year Ended December 31, 2004
Loss for the period		
Canada	$ (5,080,565)	$ (2,760,493)
Mongolia	(8,611,202)	(2,767,621)
	$ (13,691,767)	$ (5,528,114)

46 06 entrée gold inc.

NOTES TO THE CONSOLIDATED
FINANCIAL STATEMENTS
DECEMBER 31, 2005
(Expressed in United States dollars)

8 Income Taxes

A reconciliation of income taxes at statutory rates with the reported taxes is as follows:

		Year Ended December 31, 2005		Year Ended December 31, 2004
Loss for the year	$	(13,691,767)	$	(5,528,114)
Statutory rate		35.6%		37.6%
Expected income tax recovery	$	4,874,269	$	1,968,009
Items not deductible for tax purposes		(4,304,235)		(1,630,372)
Tax deductible share issue costs		123,783		86,631
Difference in foreign tax rates		(39,202)		(11,742)
Unrecognized benefits of non-capital losses		(654,615)		(412,526)
Total income taxes	$	-	$	-

The significant components of the Company's future income tax assets are as follows:

		December 31, 2005		December 31, 2004
Future income tax assets				
Non-capital loss carry forwards	$	1,528,007	$	907,124
Foreign resource expenditures		79,272		82,710
Mongolian resource expenditures		3,313,641		1,115,944
Capital assets		282,251		55,245
Share issue costs		305,429		243,453
		5,508,600		2,404,476
Valuation allowance		(5,508,600)		(2,404,476)
Net future income tax assets	$	-	$	-

The Company has available for deduction against future taxable income non-capital losses of approximately $3,300,000 in Canada and $1,300,000 in Mongolia. These losses, if not

FINANCIALS 47

NOTES TO THE CONSOLIDATED
FINANCIAL STATEMENTS
DECEMBER 31, 2005
(Expressed in United States dollars)

8 INCOME TAXES (CONTINUED)

utilized, will expire commencing in 2006. Subject to certain restrictions, the Company also has foreign resource expenditures available to reduce taxable income in future years. Future tax benefits which may arise as a result of these losses, resource expenditures and share issue costs have been offset in these financial statements by a valuation allowance.

9 FINANCIAL INSTRUMENTS

The Company's financial instruments consist of cash and cash equivalents, receivables and accounts payable and accrued liabilities. Unless otherwise noted, it is management's opinion that the Company is not exposed to significant interest or credit risks arising from these financial instruments. The fair value of these financial instruments approximates their carrying values, unless otherwise noted.

The Company is exposed to currency risk by incurring certain expenditures in currencies other than the Canadian dollar. The Company does not use derivative instruments to reduce this currency risk.

10 SUPPLEMENTAL DISCLOSURE WITH RESPECT TO CASH FLOWS

Significant non-cash transactions for the year ended December 31, 2005 consisted of:

a) The recognition of compensation expense (recovery) from the allocation of certain performance escrow shares to the president of the Company which has been recorded as escrow shares compensation (recovery) of ($1,459).
b) The recognition of compensation expense (recovery) from the allocation of certain performance escrow shares to directors, officers and employees of the Company which has been recorded as escrow shares compensation expense (recovery) of $(434,190).

Significant non-cash transactions for the year ended December 31, 2004 consisted of:

a) The issuance of non-transferable warrants to purchase up to 250,000 shares of the Company at a price of C$1.05 per share on or before April 20, 2006 in return for the cancellation of a price guarantee in connection with shares previously issued for mineral property interests (Note 4). The fair value of the warrants was estimated to be $129,266.
b) The recognition of compensation expense (recovery) from the allocation of certain performance escrow shares to the president of the Company which has been recorded as escrow shares compensation (recovery) of ($329,115) and mineral property interest costs (recovery) of ($101,701) (Note 5).
c) The recognition of compensation expense from the allocation of certain performance escrow shares to directors, officers and employees of the Company which has been recorded as escrow shares compensation expense of $836,555.

48 ENTREE GOLD INC.

Notes to the Consolidated Financial Statements
December 31, 2005
(Expressed in United States dollars)

11 Commitments

The Company is committed to make lease payments for the rental of office space as follows:

2006	$	27,018
2007		27,018
2008		28,143
2009		28,948
2010		12,062
Total	$	123,189

12 Subsequent events

Subsequent to December 31, 2005, the Company as follows:

a) Issued 690,000 common shares for proceeds of $697,000 on the exercise of stock options.
b) Granted 125,000 stock options exercisable at a price of C$1.80 per share for a term of five years to an employee and a consultant.
c) Granted 100,000 stock options to a consultant to the Company. The options have an exercise price of C$2.20 and expire on February 8, 2011.
d) Acquired an option to purchase the Oyut Tolgoi copper property along with two other licenses (Asgat Uul and Onts Uul) in Western Mongolia. The terms of the option include an initial US$50,000 payment to the Mongolian Property Owner. After a due diligence period of 6 months, the Company will be required to pay an additional US$100,000 and issue 100,000 shares. The Company will then have one year from the end of the due diligence period to explore the property. A final payment of US$250,000 and the issuance of an additional 250,000 shares on or before the anniversary date will earn the Company a 100% interest in the three properties. A finder's fee of 6% plus 10,000 shares is payable.

13 Differences between United States and Canadian generally accepted accounting principals

These consolidated financial statements have been prepared in conformity with generally accepted accounting principles in the United States of America ("United States GAAP"). These consolidated financial statements also comply, in all material respects, with Canadian generally accepted accounting principles ("Canadian GAAP") with respect to recognition, measurement and presentation as described and quantified below.

Financials
49

NOTES TO THE CONSOLIDATED
FINANCIAL STATEMENTS
DECEMBER 31, 2005
(Expressed in United States dollars)

13 DIFFERENCES BETWEEN UNITED STATES AND CANADIAN GENERALLY ACCEPTED ACCOUNTING PRINCIPALS (CONTINUED)

Consolidated balance sheets

The impact of the differences between United States GAAP and Canadian GAAP on the consolidated balance sheets would be as follows:

	December 31, 2005			December 31, 2004		
	Balance, United States GAAP	Adjustments	Balance, Canadian GAAP	Balance, United States GAAP	Adjustments	Balance, Canadian GAAP
Current assets	$ 22,167,508	$ (49,912)	$ 22,117,596	$ 6,223,295	$ -	$ 6,223,295
Mineral property interests	-	21,689,372	21,689,372	-	13,305,810	13,305,810
Equipment	742,560	-	742,560	199,120	-	199,120
	$ 22,910,068	$ 21,639,460	$ 44,549,528	$ 6,362,415	$ 13,305,810	$ 19,668,225
Current liabilities	$ 502,449	$ -	$ 502,449	$ 198,763	$ -	$ 198,763
Stockholders' equity	22,407,619	21,639,460	44,047,079	6,163,652	13,305,810	19,469,462
	$ 22,910,068	$ 21,639,460	$ 44,549,528	$ 6,362,415	$ 13,305,810	$ 19,668,225

entrée gold inc.
50

NOTES TO THE CONSOLIDATED
FINANCIAL STATEMENTS
DECEMBER 31, 2005
(Expressed in United States dollars)

13 DIFFERENCES BETWEEN UNITED STATES AND CANADIAN GENERALLY ACCEPTED ACCOUNTING PRINCIPALS (CONTINUED)

Consolidated statements of operations

The impact of the differences between United States GAAP and Canadian GAAP on the consolidated statements of operations would be as follows:

	Year Ended December 31, 2005	Year Ended December 31, 2004	Cumulative Period from Inception (July 19, 1995) to December 31, 2005
Net loss for the period, United States GAAP	$ (13,691,767)	$ (5,528,114)	$ (33,299,763)
Adjustments			
Mineral property interests	8,933,650	2,670,105	21,754,015
Escrow shares compensation	(435,583)	(167,552)	(62,322)
Net loss for the period, Canadian GAAP	$ (5,793,700)	$ (3,025,561)	$ (11,598,060)
Basic and diluted net loss per common share, Canadian GAAP	$ (0.10)	$ (0.06)	
Weighted average number of common shares outstanding, Canadian GAAP	60,672,715	46,762,587	

FINANCIALS
51

NOTES TO THE CONSOLIDATED
FINANCIAL STATEMENTS
DECEMBER 31, 2005
(Expressed in United States dollars)

13 DIFFERENCES BETWEEN UNITED STATES AND CANADIAN GENERALLY ACCEPTED ACCOUNTING PRINCIPALS (CONTINUED)

Consolidated statements of cash flows

The impact of the differences between United States GAAP and Canadian GAAP on the consolidated statements of cash flows would be as follows

	Year Ended December 31, 2005	Year Ended December 31, 2004	Cumulative Period from Inception (July 19, 1995) to December 31, 2005
Net cash used in operating activities, United States GAAP	$ (8,940,909)	$ (3,417,734)	$ (20,056,709)
Mineral property interests	8,333,650	2,670,106	21,754,315
Stock-based compensation	(1,007,992)	(187,811)	(1,267,911)
Escrow shares compensation	-	101,701	(169,260)
Warrants issued for cancellation of price guarantee	-	(129,266)	(129,266)
Finders fee	-	-	(35,827)
Mineral property interests paid in stock	-	-	(3,806,000)
Change in accounts payable	(250,285)	-	(250,285)
Net cash provided by (used in) operating activities, Canadian GAAP	(1,865,596)	(963,005)	(3,960,957)
Net cash provided by financing activities, United States and Canadian GAAP	24,197,269	4,016,448	41,366,601
Net cash used in investing activities, United States GAAP	(729,815)	(126,339)	(903,470)
Mineral property interests	(7,075,379)	(2,454,729)	(16,095,746)
Net cash used in investing activities, Canadian GAAP	(7,805,195)	(2,581,068)	(16,999,216)
Effect of foreign currency translation on cash and cash equivalents	1,100,577	132,501	1,281,059
Change in cash an cash equivalents during the period	15,627,116	604,876	21,687,467
Cash and cash equivalents, beginning of period	6,060,371	5,455,495	-
Cash and cash equivalents, end of period	$ 21,687,467	$ 6,060,371	$ 21,687,467

52 ENTRÉE GOLD INC.

NOTES TO THE CONSOLIDATED
FINANCIAL STATEMENTS
DECEMBER 31, 2005
(Expressed in United States dollars)

13 DIFFERENCES BETWEEN UNITED STATES AND CANADIAN GENERALLY ACCEPTED ACCOUNTING PRINCIPALS (CONTINUED)

Mineral property interests

Under United States GAAP, costs of acquisition, exploration, carrying and retaining unproven properties are expensed as incurred.

Under Canadian GAAP, mineral property interests, which consist of the right to explore for mineral deposits, are recorded at cost. Deferred exploration costs, which consist of costs attributable to the exploration of mineral property interests, are recorded at cost. All direct and indirect costs relating to the acquisition and exploration of mineral property interests are capitalized on the basis of specific claim blocks until the mineral property interests to which they relate are placed into production, the mineral property interests are disposed of through sale or where management has determined there to be an impairment. If a mineral property interest is abandoned, the mineral property interest and deferred exploration costs are written off to operations in the period of abandonment. On an ongoing basis, the capitalized costs are reviewed on a property-by-property basis to consider if there is any impairment on the subject mineral property interest. Management's determination of impairment is based on: i) whether the Company's exploration programs on the mineral property interests have significantly changed, such that previously identified resource targets are no longer being pursued, ii) whether exploration results to date are promising and whether additional exploration work is being planned in the foreseeable future or iii) whether remaining lease terms are insufficient to conduct necessary studies or exploration work. Based on the foregoing criteria, management determined that no impairment to the Company's current mineral property interests had taken place at December 31, 2005.

Escrow shares

Under United States GAAP, the Company accounts for escrow shares as described in Note 2.

Under Canadian GAAP, shares placed in escrow in connection with an initial public offering which are to be released upon achievement of certain performance criteria are not considered to be contingently issueable and are not compensatory in nature. Accordingly, the difference between the fair value of these shares, being the trading price of the Company's publicly traded common shares, at the time they are released from escrow and their original issue price is not recorded. Further, as described in Note 5, certain of the Company's escrow shares were transferred to a Trustee for the benefit of future employees, officers and directors of the Company. Under Canadian GAAP, as these performance es-

FINANCIALS
53

NOTES TO THE CONSOLIDATED
FINANCIAL STATEMENTS
DECEMBER 31, 2005
(Expressed in United States dollars)

crow shares were transferred from a principal stockholder to a Trustee, these performance escrow shares are considered compensatory in nature. Accordingly, the Company records a compensation benefit at fair value, being the trading price of the Company's publicly traded common shares, when a portion or all of these performance escrow shares are allocated to specific individuals.

Thus, there is a difference between United States GAAP and Canadian GAAP on the accounting for escrow shares for the year ended December 31, 2005 and the year ended December 31, 2004 in the amount of $(435,583) and $(167,652), respectively.

Stock-based compensation

Under United States GAAP, the Company accounts for stock-based compensation as described in Note 2.

Under Canadian GAAP, effective May 1, 2002, the Company adopted CICA Handbook Section 3870 "Stock-Based Compensation and Other Stock-Based Payments" ("HB 3870"), which recommends the fair value-based methodology for measuring compensation costs, excluding escrow shares. HB 3870 also permits, and the Company adopted, the use of the intrinsic value-based method, which recognizes compensation cost for awards to employees and directors when the market price exceeds the exercise price at date of grant, but requires pro-forma disclosure of loss and loss per share as if the fair value method had been adopted. The granting of stock options to non-employees and direct awards of stock to employees and non-employees is accounted for using the fair value method of accounting. Effective May 1, 2003, the Company adopted prospectively the fair value-based methodology for measuring compensation costs under HB 3870 which requires the Company to recognize fair value compensation costs for the granting of all stock options and direct awards of stock.

Accordingly, there is no difference between United States GAAP and Canadian GAAP on the accounting for stock-based compensation for the years ended December 31, 2005 and 2004.

Net loss per share

Under both United States GAAP and Canadian GAAP, basic net loss per share is calculated using the weighted average number of common shares outstanding during the year.

Under Canadian GAAP, the weighted average number of common shares outstanding includes any shares that remain in escrow. The weighted average number of shares outstanding under Canadian GAAP for the year ended December 31, 2005 and December 31, 2004 was 60,672,715 and 46,762,587, respectively.

54 ENTREE GOLD INC.

corporate information

officers and directors

Greg Crowe (4)	President & CEO and Director
Hamish Malkin	CFO & Corporate Secretary
Robert Cann	Vice-President, Exploration
Lindsay Bottomer (4)	Vice-President, Corporate Development and Director
Mark Bailey (1,2,3,4)	Director
James Harris (1,2,3)	Director
Peter Meredith (1,2,3)	Director

committees

1 Audit Committee
2 Compensation Committee
3 Nominating Committee
4 Technical Committee

locations

Head Office	Entrée Gold Inc. Suite 1201 – 1166 Alberni Street Vancouver, BC, Canada V6E 3Z3
Telephone	604-687-4777
Fax	604-687-4770
Toll Free	866-368-7330
Website	www.entreegold.com
Mongolian Office	Entrée LLC Jamyan Gun Street-5 Ar Mongol Travel Building Suite #201, #202 Sukhbaatar, Mongolia Ulaanbaatar, Mongolia
Telephone	976-11-330953
Fax	976-11-319426
Transfer Agent	Pacific Corporate Trust Comp. 510 Burrard Street 3rd Floor Vancouver, BC, Canada V6C 3B9
Telephone	604-689-9853
Fax	604-689-8144

Auditor	Davidson & Company 1200 – 609 Granville Street Vancouver, BC, Canada V7Y 1G6
Telephone	604-687-0947
Fax	604-687-6172
Legal Counsel (Canada)	MacNeill Law 950-1055 W. Georgia Street Vancouver, BC V6E 3P3
Telephone	604-639-1180
Fax	604-639-0484
Legal Counsel (US)	Dorsey & Whitney LLP Republic Plaza Building Suite 4700 370 Seventeenth Street Denver, CO 80202-5647
Telephone	303-629-3445
Fax	303-629-3450

This report contains certain forward-looking statements. Forward-looking statements are statements which relate to future events. In some cases, you can identify forward-looking statements by terminology such as "may", "should", "expects", "plans", "anticipates", "believes", "estimates", "predicts", "potential" or "continue" or the negative of these terms or other comparable terminology. These statements are only predictions and involve known or unknown risks, uncertainties and other factors that may cause our or our industry's actual results, levels of activity, performance or achievements to be materially different from any future results, levels of activity, performance or achievements expressed or implied by these forward-looking statements.

While these forward-looking statements, and any assumptions upon which they are based, are made in good faith and reflect our current judgment regarding the direction of our business, actual results will almost always vary, sometimes materially, from any estimates, predictions, projections, assumptions or other future performance suggested herein. Except as required by applicable law, including the securities laws in the United States, the Company does not intend to update any of the forward-looking statements to conform these statements to actual results. Readers are referred to the sections entitled "Risk Factors" in the Company's periodic filings with the British Columbia Securities Commission, which can be viewed at www.SEDAR.com, and with the United States Securities and Exchange Commission, which can be viewed at www.SEC.gov.

Cautionary Note to U.S. Investors:
This report uses the term "inferred resources." We advise U.S. investors that while this term is recognized and required by Canadian regulations, the U.S. Securities and Exchange Commission does not recognize it. "Inferred resources" have a great amount of uncertainty as to their existence, and a great uncertainty as to their economic and legal feasibility. It cannot be assumed that all or any part of the Inferred Mineral Resource will ever be upgraded to a higher category. Under Canadian rules, estimates of Inferred Mineral Resources may not form the basis of feasibility or pre-feasibility studies, except in rare cases. U.S. investors are cautioned not to assume that part or all of an inferred resource exists, or is economically or legally minable.

financials 55

Entrée Gold Inc.
Suite 1201 - 1166 Alberni Street,
Vancouver, BC V6E 3Z3
Tel: 604-687-4777 Fax: 604-687-4770
info@entreegold.com
www.entreegold.com

Entrée LLC
Jamyan Gun Street-5
Ar Mongol Travel Building
Suite #201, #202
Sukhbaatar District, 1st County
Ulaanbaatar, Mongolia
Tel: 976-11-330953 Fax: 976-22-319426

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ENTRÉE GOLD INC. (Registrant)
Date May 4, 2006
By: /s/ Hamish Malkin Hamish Malkin, CFO